THE BUSINESS OF ENERGY IS ESSENTIAL TO OUR WORLD. SUPPLY-DEMAND DRIVEN CYCLES MAKE IT COMPLEX AND CHALLENGING, BUT ALSO PRESENT OPPORTUNITY AT EVERY STAGE. Paramount Energy Trust’s (“PET” or the “Trust”) seven year history has seen a full cycle, which has included record-setting gas prices surpassing $11 per Mcf, down to lows just above $2 per Mcf. Through this we have been guided by a business model driven by: perpetual management of our asset base to maximize production, reserves and cash flow; the pursuit of accretive acquisitions and new venture initiatives; and an unwavering focus on maximizing Unitholder value. Our Unitholders have seen a return of over $1 billion through distributions, or $13.914 per Trust Unit including the March 2010 distribution. This equates to a compound annual return of 25 percent per year, based on the Trust’s $5.05 per Unit initial issue price in February 2003.

Simply, we have operated under a business model that has distributed a portion of our cash flow to Unitholders, and re-invested in our base assets for sustainability, which we have complemented with value-driven acquisitions to enhance our asset base and opportunity inventory. Since the Trust was launched we have produced over 365 Bcf of reserves, over two times our original reserve base. Our production has more than doubled and our reserve base has tripled, while production and reserves per Trust Unit have declined only modestly. The Trust now holds an extensive undeveloped land position of 2.1 million net acres, which is three to four times the sector average relative to base assets, and our inventory of opportunities is orders of magnitude greater than at inception, both in quantity and potential impact. We are well prepared for our next phase as a premium yield, oil and gas exploration and production investment.

On March 9, 2010, we announced our intention to convert to a dividend-paying corporate entity, which coincides with the fast-approaching end to the viability of the royalty trust model due to changes to Canadian tax law that will impose new taxes on income trusts beginning in 2011. The Board of Directors of PET’s administrator has unanimously approved the conversion, and Unitholder approval will be sought at our Annual General and Special Meeting in June. As a corporate entity, we will continue to operate under a partial cash flow distributing model and have announced our intention to maintain the current payout at $0.05 per Trust Unit per month. With this, most investors will benefit from a more tax-effective treatment of their cash dividends. As a corporation, we will continue to be driven by the sound management of our business which is centered on maximizing value for our investors.

To position PET for the conversion, we have been strategically evolving our business model and our asset base over the past three years. While our conventional shallow gas assets remain the core of sustainability, we have captured multiple new ventures; exciting “game changers” where we are targeting higher-impact growth prospects, and several opportunities with longer-term option value.

PET’s shallow gas assets provide a base of stable production, where our strategy is to achieve a high rate of return on invested capital by executing low risk optimization projects focused on sustaining production. Our technical teams have a detailed understanding of each of our properties and we have internally developed an extensive prospect inventory to offset natural production declines. Our opportunity base consists of over 1,100 low risk uphole recompletions in existing wellbores that are pursued as lower zones deplete, of which only 229 are recognized in our year-end reserve report. Similarly, our low capital exposure conventional shallow gas drilling inventory exceeds 750 prospects, with just 35 locations recognized as undeveloped reserves within the independent reserve report. Historically, we have executed these types of activities with over 90 percent success, adding production at low cost metrics which have consistently been in the industry’s top quartile. A portion of our investment in these base assets is for land and seismic to continually replenish our prospect inventory.

With the evolution of our business plan we have reshaped our opportunity base. Some of our new opportunities are synergistic with our legacy core assets; some are re-directions into new higher-impact growth areas. In others, we are taking a leadership role in applying emerging technologies. As we spend capital to evaluate these new opportunities, our goal is to drive out the risk on each idea to realize considerable value creation. This step-wise approach, managing risk, takes time, but the rewards will be substantial.

Resource plays hold a dominant position in our suite of new venture investments. These are large-scope plays that, with success, will set the stage for the development of sizeable and repeatable drilling inventories with significant upside in both production and reserves. While we are targeting growth, we are also focused on balancing short-term cash returns to our investors with value capture over the long term. Our capital program in 2010 will begin to exploit some of these potentially game-changing investments.

We captured a promising high-impact opportunity in the prominent Montney shale gas play at Elmworth in 2008 and in 2009 partnered to bring in drilling and completion expertise in this complex operating area. Three wells are planned for 2010 at our partner’s sole risk and expense. This program will evaluate the economic viability of a full-scale Montney development program, with reserve potential of 40 to 50 Bcf net to PET on just the first of three possible development blocks.

We have also amassed a dominant position in an extensive shallow gas fairway encompassing the Colorado shale and Viking tight sand resource plays in our eastern Alberta core areas and we are now experimenting with different drilling, completion and production techniques to economically develop the two formations. Three separate pilot programs are targeting these shallow gas resource plays in 2010 to drive costs down and recoveries up to transition this extensive resource into meaningful future production and cash flow.

Our oil assets are taking on greater emphasis, most notably exploitation of the Cardium tight oil resource play in the Pembina area at Carrot Creek. Primarily through our acquisition of Profound Energy in 2009, the Trust has a large contiguous land position with
23,040 net acres (36 net sections) of Cardium rights in the Pembina area. We are currently participating with a partner to drill our first Cardium horizontal well. Two additional 100 percent working interest wells will be spud on this play after spring breakup. In addition, in combination with a recently announced acquisition in the Edson area, we have secured the right to earn up to an additional
19,900 net acres (31 net sections) of Cardium rights through a two well farm-in commitment and rolling option. The Alberta government’s recently announced permanent continuation of the five percent initial royalty rate on new natural gas and conventional oil wells will serve to lower the productivity and reserve thresholds and enhance the economic value of this play.

Capital has also been directed to heavy oil evaluation drilling this winter as a preliminary step to assessing the development potential of two of our heavy oil opportunities in northeast Alberta. The Trust has accumulated over 326,000 net acres of oilsands leases in northeast Alberta with extensive heavy oil and bitumen resources, encompassing seven unique project areas with various formation targets and ultimate recovery methods.

All in all, including our current conventional shallow gas drilling and recompletion inventory, our resource-style gas drilling prospects, and a modest recovery from our Cardium oil exposure and a subset of the heavy oil resource on PET’s bitumen leases, we estimate an unrisked reserve potential of over 1.6 Tcfe. That is in addition to our year-end proved plus probable booked reserves of 472 Bcfe. With further work at de-risking our new plays we are certain we will convert a good portion of that potential into future production, reserves and cash flow for our Unitholders.

That level of opportunity does not include the option value in other new ventures that are in the early stages of development and will gain importance with emerging technologies. Our gas storage project at Warwick in east central Alberta, strategically-positioned near three major pipelines, is one such venture we are working to convert to value in a short time frame. If the ongoing delineation drilling and testing program verifies that economic thresholds will be met, the gas storage development will be operational this year.

Bold actions aligned to our business plan have positioned the Trust well for our next chapter. It meant taking decisive steps to deal with volatile and less than stellar gas prices, to meet the challenges of the financial crisis, and to fend off the impacts of unexpected changes to regulatory and taxation regimes. Risk management strategies tied to a cyclical understanding of our business have proved to be critical. Our dedicated team of entrepreneurial thinkers continues to demonstrate how innovation and creativity build value for our investors. Our people have met the challenges head on, shaping an exciting future while ensuring a sound and sustainable business through their commitment to excellence. Perseverance is an attribute that has guided our solid performance. Through this we have seized many new avenues that will ensure our role in Canada’s energy future. We are energized by knowing our results fuel many lives.

SUSAN RIDDELL ROSE

March 11, 2010

PARAMOUNT ENERGY TRUST

Accretive Acquisitions

  The Trust acquired Profound Energy Inc. (“Profound”) in a two-stage transaction in the second and third quarters of 2009 for a total of $27.5 million in cash, 10.0 million PET Trust Units valued at $32.2 million and $53.3 million in assumed net debt of Profound. PET gained a solid production base, and exposure to both Cardium horizontal light oil development in the Pembina area as well as higher impact, deep basin-style resource gas plays.

  PET disposed of non-core assets in the Athabasca area and all of its Saskatchewan assets for net proceeds of $26.6 million, representing sales gas of approximately 5.2 MMcf/d and 12.7 Bcfe of proved and probable reserves.

Asset Optimization

  Exploration and development capital spending totalled $68.2 million, including $40 million in the first quarter for activities in the Northern district. The remaining expenditures were directed to year-round access properties in east central Alberta, drilling on Profound lands, and included $10.8 million for preliminary evaluation of the Trust’s gas storage project in the Warwick area. In total 52 wells were drilled (42.2 net) with 100 percent success.

  In response to low natural gas prices, the Trust voluntarily shut-in approximately 35 MMcfe/d of natural gas production in the second and early third quarters to optimize value, leading to a reduction in full-year production volumes of 14.7 MMcfe/d.

  Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from the Trust’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcf/d has been shut-in due to the suspension of facilities in the area. As a result of the ERCB order, 12.6 Bcfe of proved reserves related to the Legend property were reclassified to probable by PET’s reserve evaluators. PET believes it is eligible to receive the gas over bitumen financial solution in respect of the production shut-in by the ERCB order, as prescribed by the royalty regulations enacted by the Alberta government.

  Daily average production decreased 13 percent to 157.7 MMcfe/d in 2009 as a result of voluntary well shut-ins, non-core asset dispositions and gas over bitumen shut-ins in the Legend area in combination with natural production declines. The reduction was partially offset by the acquisition of the Profound properties and successful capital programs.

  The Trust added 42.1 Bcfe of proved and probable reserves, excluding production. After production of 57.5 Bcfe, proved and probable reserves decreased three percent to 471.6 Bcfe and proved reserves decreased seven percent to 244.4 Bcfe. Reserve additions largely offsetting production came through $68.2 million in exploration and development spending programs and acquisitions, net of dispositions, of $103.9 million.

  Including future development capital and the reclassification of PET’s reserves at Legend, PET realized finding, development and acquisition costs of $4.07 per Mcfe ($24.42 per BOE) for proved reserves and $2.41 per Mcfe ($14.46 per BOE) for proved and probable reserves in 2009.

  Safety continued to be a top priority. PET achieved its Certificate of Recognition accreditation by meeting the Alberta Employment and Immigration Workplace Partnerships standard as verified through an independent review of our Health and Safety management system.

2009 ANNUAL RESULTS

Maximize Cash Flow

  PET’s average gas price including financial hedging and physical forward sales decreased 11 percent to $7.27 per Mcfe in 2009 from $8.18 per Mcfe in 2008, as compared to a 50 percent decrease in average AECO Monthly Index gas prices for the year. The Trust realized $166 million in gains on financial instruments and $5.7 million in call option premiums related to its gas price management strategy.

  Operating costs decreased 13 percent annually after restructuring and implementation of many varied field-level cost control initiatives. PET expects to continue to record positive results from these initiatives in 2010.

  Funds flow decreased 16 percent to $231.3 million or $1.96 per Trust Unit in 2009 due primarily to lower realized natural gas prices and decreased production levels, partially offset by lower royalties and operating expenses.

New Ventures

  PET secured an experienced deep basin partner for its Montney shale gas exploration initiative in the Elmworth area. The first of three horizontal gas wells (1.5 net) is expected to spud in July 2010. PET will be carried for its 50 percent share of the capital costs for these three wells.

  PET secured land arrangements and regulatory approvals for its commercial gas storage project in the Warwick area. Reservoir delineation and evaluation activity was underway in the second half of 2009 and into 2010 with the acquisition of 3D seismic, the drilling of seven horizontal wells to date and extensive withdrawal and injection testing.

  Two oil sands evaluation wells were drilled in late 2009 and early 2010 on separate prospects in northeast Alberta to collect preliminary data to determine potential future recovery methods.

Healthy Balance Sheet

  As a result of funds flows in excess of distributions and capital expenditures, including acquisitions net of minor non-core property dispositions, PET reduced net bank debt by five percent to $270.8 million at December 31, 2009. Including PET’s convertible debentures of $230.2 million, total net debt dropped from $520.9 million at year-end 2008 to $501.0 million at December 31, 2009.

  In September 2009, PET adopted a Premium Distribution™ component in its Distribution Reinvestment Plan. Eligible Unitholders can continue to re-invest distributions in PET Trust Units for 94 percent of the treasury purchase price, or elect to receive 102 percent of the regular monthly distribution under the Premium DRIP Plan.

  Effective December 17, 2009, PET amended the interest rate and extended the maturity date of its 6.25% convertible unsecured subordinated debentures (TSX – “PMT.DB.B”) previously due April 30, 2011. The amended Debentures (TSX–“PMT.DB.D”) bear interest at 7.25% per annum, payable in semi-annual payments on January 31 and July 31 of each year commencing July 31, 2010, and mature on January 31, 2015.

Maximize Distributions and Unitholder Value

  PET declared cash distributions of $75.8 million, or $0.64 per Trust Unit in 2009, representing 33 percent of funds flow for the year. Cumulative distributions from the inception of the Trust to year-end 2009 totaled $1.03 billion ($13.764 per Trust Unit).

  PET’s “produce out” net asset value discounted at five percent at year-end 2009 was estimated at $8.05 per Trust Unit. Aside from the nominal undeveloped land value assigned based on average land sale valuation parameters, this excludes the value of PET’s extensive prospect inventory which does not meet the requirements for booking under National Instrument 51-101, but which continues to be pursued on an ongoing basis with capital spending. Of particular note, there are no reserves assigned to the Trust’s Elmworth Montney project or to PET’s prospective Pembina Cardium tight oil play which will be evaluated through planned drilling activity in 2010. In addition, no reserves or contingent resources are yet assigned to any of PET’s heavy oil projects in northeast Alberta.

PARAMOUNT ENERGY TRUST

  In November 2009, the Board of Directors approved an exploration and development capital budget of $80 million for 2010, of which $14.6 million is targeting delineation work on oil prospects. PET expects to drill 99 gross (88 net) wells.

  Approximately $32 million will be expended on exploration and development activities by the end of the first quarter, generating 15 to 17 MMcfe/d of new production expected to be onstream by early April.

  Approximately $11 million was spent in the first quarter of 2010 on delineation drilling, testing and preparatory facilities work for PET’s Warwick gas storage project.

  In the Carrot Creek/Pembina area, completion results from a non-operated horizontal oil well (0.5 net) targeting the Cardium formation are expected by the end of March with another two operated horizontal wells planned immediately after spring breakup. With positive results, PET will examine an extensive multi-well pad development program for the fourth quarter of 2010.

  PET closed an acquisition of natural gas assets in the Southern district in January 2010 for total proceeds of approximately $17.5 million, including a $1.8 million deposit paid in 2009, which is expected to add 4 MMcfe/d to the Trust’s 2010 annual average production volumes.

  On March 10, 2010, PET entered into an agreement to acquire assets producing 10.1 MMcfe/d in the Edson area of west central Alberta for $126 million. As part of the acquisition, PET made a minimum two well farm-in commitment on 37 gross (31 net) sections of Cardium rights, with each well earning 50 percent of the vendor’s net interest in four sections followed by a rolling option.

  In conjunction with the Edson acquisition, PET entered into an agreement to sell, on a bought deal basis, 10.5 million subscription receipts at a price of $4.75 each for gross proceeds of $50.0 million to a syndicate of underwriters. PET also granted the underwriters an option to purchase up to an additional 1.6 million subscription receipts for gross proceeds of $7.5 million on the same terms, to cover over-allotment, if any. Closing is expected to occur on or about March 30, 2010.

  PET’s gas price risk management program included the crystallization of approximately $57 million in gains in respect of the March to October 2010 hedging portfolio in February and March of 2010. The hedge price on the crystallized volumes for the April to October 2010 period was immediately reset to $4.55 per GJ. For April through December 2010 PET has an average of 86 MMcf/d of natural gas production hedged at an average price of $5.59 per Mcf. For January 2011 through October 2011 PET has an average of 46 MMcf/d of gas production hedged at an average price of $7.55 per Mcf.

  At current AECO average settled and forward prices of $4.64 per GJ for 2010, the Trust estimates 2010 cash flow of $180 to $190 million. To ensure downside protection of cash flow, financial instruments are in place for over 50 percent of 2010 forecast sales and gas over bitumen deemed production volumes. Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 43 percent for 2010.

  The existing monthly distribution level and planned exploration and development expenditure program can be funded completely through funds flow, with an additional $10 to $20 million of forecast cash flow directed to reduce bank debt or to increased capital spending on PET’s Pembina Cardium tight oil play.

  PET anticipates approximately $40 million in DRIP proceeds will further reduce bank indebtedness by year-end 2010, assuming participation in the Trust’s Premium Distribution™ and DRIP programs continues at the current level of approximately 60 percent.

  On March 9, 2010, the Board of Directors unanimously approved the conversion of the Trust to a dividend-paying corporation which, subject to approval of PET’s Unitholders as well as customary court and regulatory approvals, is anticipated to be completed at the Annual General and Special Meeting of the Trust scheduled for June 17, 2010. Subject to commodity prices and other operational variables, PET intends to maintain a $0.05 monthly distribution prior and dividend following conversion to a corporation.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended December 31			Year ended December 31
($CDN thousands except volume and per Trust Unit amounts)	2009	2008	% change	2009	2008	% change
FINANCIAL
Revenue (1) (2)	78,852	121,163	(35)	418,323	545,701	(23)
Funds flow (2)	39,409	61,513	(36)	231,347	275,434	(16)
Per Trust Unit (2) (3)	0.32	0.55	(42)	1.96	2.47	(21)
Cash flow provided by operating activities	36,446	69,179	(47)	228,352	259,764	(12)
Per Trust Unit (3)	0.29	0.61	(52)	1.93	2.33	(17)
Net earnings (loss)	(11,287)	(8,986)	26	14,393	30,785	(53)
Per Trust Unit (3)	(0.09)	(0.08)	13	0.12	0.28	(57)
Cash distributions	18,810	33,885	(44)	75,838	133,921	(43)
Per Trust Unit (4)	0.15	0.30	(50)	0.64	1.20	(47)
Payout ratio (%) (2)	47.7	55.1	(13)	32.8	48.6	(33)
Total assets	1,065,305	1,105,689	(4)	1,065,305	1,105,689	(4)
Net bank and other debt outstanding (2) (5)	270,843	284,835	(5)	270,843	284,835	(5)
Convertible debentures, measured at principal amount	230,168	236,034	(2)	230,168	236,034	(2)
Total net debt (2) (5)	501,011	520,869	(4)	501,011	520,869	(4)
Unitholders’ equity	253,879	257,426	(1)	253,879	257,426	(1)
Capital expenditures
Exploration and development	10,107	28,329	(64)	68,171	126,091	(46)
Acquisitions, net of dispositions	(10,016)	(2,143)	367	103,885	(18,514)	661
Other	377	927	(59)	649	1,588	(59)
Net capital expenditures	468	27,113	(98)	172,705	109,165	58
TRUST UNITS OUTSTANDING (thousands)
End of period	126,224	112,968	12	126,224	112,968	12
Weighted average	125,064	112,865	11	118,181	111,473	6
Diluted	126,149	112,865	12	119,266	112,823	6
March 1, 2010	127,773			127,773

	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change
OPERATING
Production
Total (Bcfe) (6)	13.4	15.9	(16)	57.5	66.7	(14)
Average daily (MMcfe/d) (6)	145.9	173.1	(16)	157.7	182.2	(13)
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.17	1.53	(24)	1.33	1.63	(18)
Gas over bitumen deemed production (MMcf/d) (7)	24.6	18.1	36	19.9	19.2	4
Average daily (actual and deemed - MMcfe/d) (6) (7)	170.5	191.2	(11)	177.6	201.4	(12)
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.36	1.69	(20)	1.50	1.81	(17)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (8)	4.27	6.84	(38)	4.26	8.19	(48)
Including financial hedging and physical forward sales (8)	5.87	7.61	(23)	7.27	8.18	(11)
RESERVES (Bcfe)
Company interest - proved (9) (10)	244.4	263.6	(7)	244.4	263.6	(7)
Company interest - proved & probable (9) (10) (11)	471.6	487.1	(3)	471.6	487.1	(3)
Per Trust Unit (Mcfe/Unit) (12)	3.74	4.31	(13)	3.74	4.31	(13)
Estimated present value before tax ($ millions) (11)
Proved	834.6	1,011.4	(17)	834.6	1,011.4	(17)
Proved and probable	1,387.3	1,642.2	(16)	1,387.3	1,642.2	(16)
LAND (thousands of net acres)
Total land holdings	3,759	3,801	(1)	3,759	3,801	(1)
Undeveloped land holdings	2,093	2,106	(1)	2,093	2,106	(1)
DRILLING (wells drilled gross/net)
Gas	7/6.5	24/23.6	(71)/(72)	50/40.2	91/75.4	(45)/(47)
Oil	2/2.0	-/-	100/100	2/2.0	-/-	100/100
Dry	-/-	-/-	-/-	-/-	2/1.6	(100)/(100)
Total	9/8.5	24/23.6	(63)/(64)	52/42.2	93/77.0	(44)/(45)
Success rate	100/100	100/100	-/-	100/100	98/98	2/2

(1)	Revenue includes realized gains and losses on financial instruments and call option premiums received.
(2)	This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in Management’s Discussion and Analysis.
(3)	Based on weighted average Trust Units outstanding for the period.
(4)	Based on Trust Units outstanding at each cash distribution date.
(5)	Net debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures, measured at principal amount.
(6)	Production amounts are based on the Trust’s interest before deduction of royalties.
(7)	Deemed production describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen (“GOB”) financial solution received monthly from the Alberta Crown as a reduction of other royalties payable. See “Gas over bitumen royalty adjustments” in Management’s Discussion and Analysis.
(8)	PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price contracts during the period were instead sold at AECO Monthly Index.
(9)	As evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”) in accordance with National Instrument 51-101. See “Reserves” included in this Management’s Discussion and Analysis.
(10)	Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens. Royalty interest volumes totaled 2.3 Bcfe on a proved and probable basis in 2009 (2008 – 3.3 Bcfe).
(11)	Discounted at five percent using McDaniel’s forecast pricing. Reserves at various other discount rates are located in the “Reserves” section of Management’s Discussion and Analysis. Includes gas over bitumen royalty adjustments (2009 - $109.9 million, 2008 - $70.5 million) related to the financial solution described in Note 7 above and estimated probable gas over bitumen shut-in reserves (2009 – 45.8 Bcf and $55.3 million, 2008 – 26.6 Bcf and $78.3 million). Estimated present value amounts should not be taken to represent an estimate of fair market value.
(12)	Based on Trust Units outstanding at period end.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Paramount Energy Trust’s (“PET” or the “Trust”) operating and financial results for the year ended December 31, 2009 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes. Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is March 8, 2010.

Mcf equivalent (Mcfe) and barrel of oil equivalent (BOE) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for Mcfe and BOE of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations. This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred. However, to allow reported funds flow in this MD&A to be comparable to industry practice, the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities in the funds flow GAAP reconciliation.

Funds flow

Management uses funds flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, asset retirement expenditures and certain exploration costs (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

	For the three months ended December 31		For the year ended December 31
Funds flow GAAP reconciliation ($ thousands, except per Trust Unit amounts)	2009	2008	2009	2008
Cash flow provided by operating activities	36,446	69,179	228,352	259,764
Exploration costs (1)	646	3,820	6,402	9,178
Settlement of asset retirement obligations	802	1,636	3,715	5,226
Gas over bitumen royalty adjustments not yet received	5,138	-	5,138	-
Changes in non-cash operating working capital	(3,623)	(13,122)	(12,260)	1,266
Funds flow	39,409	61,513	231,347	275,434
Funds flow per Trust Unit (2)	0.32	0.55	1.96	2.47

(1)	Certain exploration costs are added to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities. Exploration costs that are added to funds flow include seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities.

(2)	Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust’s management, as appropriate, to allow timely decisions regarding required disclosure. The Trust’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2009 (the “Evaluation Date”), that the Trust’s disclosure controls and procedures as of the Evaluation Date are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Trust’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Trust’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Trust, including its consolidated subsidiaries.

The Trust’s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust’s internal control over financial reporting that occurred during the Trust’s most recent interim period that materially affected, or is reasonably likely to materially affect the Trust’s internal control over financial reporting. During 2009, the Trust engaged external consultants to assist in assessing the Trust’s design of internal controls over financial reporting. No material changes were identified in the Trust’s internal control of financial reporting during the year ended December 31, 2009, that had materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Management will complete certifications in accordance with Section 404 of the Sarbanes-Oxley Act, which will be included in PET’s form 40-F filed on EDGAR in the United States.

It should be noted that a control system, including the Trust’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

There were no significant changes to PET’s internal controls or other factors that could significantly affect these controls subsequent to the
Evaluation Date.

CORPORATE GOVERNANCE

PET is committed to maintaining high standards of corporate governance. Each regulatory body, including the Toronto Stock Exchange, the Canadian provincial securities commissions and the Securities and Exchange Commission (whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002) has a different set of rules pertaining to corporate governance. PET fully conforms to the rules of the governing bodies under which it operates.

GLOBAL ECONOMIC ENVIRONMENT

  Despite experiencing adverse economic conditions in 2009, the elements of PET’s cycle-driven business plan allowed the Trust to weather the storm of very low natural gas prices. The Trust significantly increased its attention to manage the balance sheet, increased its downside protection against falling natural gas prices in these uncertain times and implemented measures to preserve the value of the Trust’s reserves. The elements of focus in PET’s four-pronged business plan were as follows:

  Maximize cash flow from operations – The Trust’s financial gas hedging portfolio contributed over $166 million of funds flow to PET in 2009, or 72 percent of total funds flow.

  Asset optimization – In response to very low natural gas prices PET reduced its 2009 capital expenditure program to $65 million from an original budget of $113 million. Further, the Trust shut-in approximately 35 MMcfe/d of natural gas production in the spring and summer of 2009. This decision resulted in the conservation of over five Bcf of natural gas reserves. PET returned 20 MMcfe/d to production in October 2009 in anticipation of higher winter gas prices, with the remainder expected to come back on-line in the first quarter of 2010.

  Accretive acquisitions – PET acquired Profound Energy Inc. (“Profound”) during 2009 for a total purchase price of $113.0 million, including assumed debt. The Profound assets are located primarily within the Trust’s new ventures area in west central Alberta. The acquisition represents another step in the strategic expansion of PET’s asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep-basin style resource play opportunities and significant exposure to the horizontal development of the Pembina tight Cardium oil play.

  Healthy balance sheet – The Trust reduced net debt by $19.9 million during 2009, taking into account the assumption of debt associated with the Profound acquisition, and estimates that funds flows for 2010 will be sufficient to fund both distributions and exploration and development spending for the year at current commodity prices.

The Trust has met several significant challenges in its history, including the gas over bitumen shut-in hearings, the federal trust tax legislation and the new Alberta royalty regime, and has persevered despite these obstacles. All four components of the Trust’s business plan combine to maximize Unitholder value, and PET’s technical and administrative staff are dedicated to this objective, both navigating the challenges and taking advantage of the opportunities presented by the changes in the cyclical business environment.

FOURTH QUARTER 2009 RESULTS

	Three months ended December 31
Fourth quarter information ($ thousands except per Trust Unit, per Mcfe and percent amounts)	2009	2008	% change
Daily production volumes (MMcfe/d)	145.9	173.1	(16)
Oil and natural gas revenues	56,987	109,090	(48)
Realized gains (losses) on financial instruments	20,456	8,665	136
Call option premiums received	1,409	3,408	(59)
Oil and natural gas revenues, after financial instruments	78,852	121,163	(35)
AECO Monthly Index ($/Mcf)	$ 4.23	$ 6.79	(38)
Natural gas price, before financial hedging and physical forward sales ($/Mcfe)	$ 4.27	$ 6.84	(38)
Realized natural gas price ($/Mcfe)	$ 5.87	$ 7.61	(23)
Royalties	2,986	18,083	(83)
Royalties as a percentage of revenues (%)	3.8	14.9	(74)
Operating expenses	18,970	26,265	(28)
Per Mcfe	$ 1.41	$ 1.65	(15)
Cash general and administrative (“G&A”) expenses	10,105	9,221	10
Per Mcfe	$ 0.75	$ 0.58	29
Funds flow	39,409	61,513	(36)
Per Trust Unit	$ 0.32	$ 0.55	(42)
Cash flow provided by operating activities	36,446	69,179	(47)
Per Trust Unit	$ 0.29	$ 0.61	(52)
Net earnings (loss)	(11,287)	(8,986)	26
Per Trust Unit	$ (0.09)	$ (0.08)	13
Capital expenditures – exploration and development	10,107	28,329	(64)

  Production decreased 16 percent to average 145.9 MMcfe/d as compared to 173.1 MMcfe/d for the fourth quarter of 2008 due to voluntary production shut-ins, the shut-in of 10.5 MMcf/d of gas production at Legend as a result of an interim gas over bitumen regulatory shut-in order, non-core asset dispositions in the Northern district and natural production declines. These were partially offset by new production additions from the Trust’s 2009 capital programs and the Profound acquisition.

  Realized natural gas prices were 23 percent lower in the fourth quarter of 2009, in contrast to a 38 percent decrease in AECO Monthly Index prices compared to the three months ended December 31, 2008. PET’s realized gas price for the current period was 39 percent higher than the AECO Monthly Index price due to the Trust’s active natural gas price management program.

  The Trust’s royalty rate of 3.8 percent of revenues was 74 percent less than 2008 and lower than the Trust’s historical royalty rates due to the decreased royalty rates in the current low gas price environment and $20.5 million in realized gains on financial instruments in the fourth quarter of 2009.

  Cash G&A expenses increased $0.9 million from the fourth quarter of 2008, due to lower overhead recoveries as a result of decreased operating and capital expenditures as compared to the prior period.

  Operating costs decreased $7.3 million due to lower fourth quarter production volumes and a company focus on the reduction of operating costs. Fourth quarter 2009 unit-of-production basis operating costs declined 15 percent to $1.41 per Mcfe.

  Funds flow decreased $22.1 million to $39.4 million for the fourth quarter of 2009 as lower gas prices combined with a decrease in production and the shut-in of the Trust’s Legend asset, resulting in a 48 percent drop in revenues before hedging gains. The decrease in revenue was somewhat offset by lower operating costs and royalty expenses.

  Net loss totaled $11.3 million for the three months ended December 31, 2009, as lower funds flows were offset by gains on property sales of $8.3 million. The 2008 fourth quarter loss included $16.1 million in future tax expense, as compared to a recovery of $0.8 million for the current three-month period.

  Capital spending totaled $10.1 million for the fourth quarter, including the drilling of 9 wells (8.5 net wells), including two wells in the Southern district, five wells in the West Central district and two wells related to PET’s gas storage project, with a 100 percent success rate.

  Distributions for the fourth quarter of 2009 totaled $0.15 per Trust Unit, paid on November 16, 2009, December 15, 2009 and January 15, 2010. PET’s payout ratio, which refers to distributions measured as a percentage of funds flow, was 47.7 percent for the quarter.

  PET finished planning and began the execution of a $32.0 million 2010 winter exploration and development capital program targeting 12 to 15 MMcfe/d of natural gas production additions through drilling, completion, tie-in and facility projects primarily in the Trust’s Northern and West Central districts. In addition, PET spent approximately $11.0 million on further delineation and evaluation of the Trust’s gas storage project at Warwick.

ANNUAL RESULTS

($ millions, except volumes and per Trust Unit amounts)	2009	2008	2007
Cash flow provided by operating activities	228.4	259.8	222.9
Cash flow provided by operating activities per Trust Unit (2)	1.93	2.33	2.27
Funds flow (1)	231.3	275.4	239.1
Funds flow per Trust Unit (1) (2)	1.96	2.47	2.44
Net earnings (loss)	14.4	30.8	(32.9)
Distributions	75.8	133.9	145.8
Distributions per Trust Unit (3)	0.64	1.20	1.50
Payout ratio (%) (1)	32.8	48.6	61.0
Exploration and development expenditures	68.2	126.1	118.0
Total capital expenditures	172.7	109.2	523.4
Net bank and other debt outstanding at December 31 (4)	270.8	284.9	335.7
Convertible debentures, measured at principal amount	230.2	236.0	236.1
Total net debt at December 31 (4)	501.0	520.9	571.8
Total net debt per Trust Unit (4) (6)	3.97	4.61	5.22
Production (MMcfe/d) (5)
Daily average production	157.7	182.2	170.2
Gas over bitumen deemed production	19.9	19.2	19.9
Total average daily (actual and deemed)	177.6	201.4	190.1
Production per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.33	1.63	1.74
Production per Trust Unit – actual and deemed (cubic feet equivalent/d/Unit) (2)	1.50	1.81	1.94

(1)	These are non-GAAP measures; please refer to “Significant Accounting Policies and Non-GAAP measures” included in this MD&A.

(2)	Based on weighted average Trust Units outstanding for the period.

(3)	Based on Trust Units outstanding at each cash distribution date.

(4)	Net debt is measured as at the end of the period and includes net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures. Please refer to “Significant accounting policies and non-GAAP measures” included in this MD&A.

(5)	Production amounts are based on company interest (working interest and royalties receivable) before royalties payable.

(6)	Based on Trust Units outstanding at period end.

  Funds flow decreased 16 percent to $231.3 million or $1.96 per Trust Unit in 2009 as compared to $275.4 million or $2.47 per Trust Unit for 2008 due primarily to lower realized natural gas prices and decreased production levels, partially offset by lower royalties and operating expenses.

  PET’s average gas price including financial hedging and physical forward sales (“realized” gas price) decreased 11 percent to $7.27 per Mcfe in 2009 from $8.18 per Mcfe in 2008, as compared to a 50 percent decrease in average AECO gas prices for the year. The Trust continued to execute on its proactive natural gas price risk management strategy in 2009, realizing $166 million in gains on financial instruments and $5.7 million in call option premiums and providing a measure of stability to realized prices and funds flows despite significant volatility in natural gas prices.

  Daily average production decreased 13 percent to 157.7 MMcfe/d in 2009 as a result of voluntary well shut-ins, non-core asset dispositions, and gas over bitumen shut-ins in the Legend area in combination with natural production declines. These production impacts were partially offset by the acquisition of the Profound properties in the West Central district and successful capital programs during the year.

  In response to low natural gas prices during 2009, the Trust voluntarily shut-in approximately 35 MMcfe/d of natural gas production in the second and early third quarters, leading to a reduction in full year production volumes of 14.7 MMcfe/d.

  PET disposed of non-core assets Athabasca and Saskatchewan for net proceeds of $26.6 million, representing approximately 5.2 MMcfe/d of daily production, as well as 12.7 Bcfe of proved and probable reserves.

  Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcfe/d of natural gas production from the Trust’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcfe/d has been shut-in due to the shut-in of facilities in the area. As a result of the ERCB order, 12.6 Bcfe of proved reserves related to the Legend property were reclassified to probable by PET’s reserve evaluators. PET is eligible to receive the gas over bitumen financial solution in respect of the production by the ERCB order, as prescribed by the royalty regulations enacted by the Alberta government (see “Gas over bitumen royalty adjustments” in this MD&A).

  The Trust acquired Profound in a two-stage transaction in the second and third quarters of 2009 for a total of $27.5 million in cash, 10.0 million PET Trust Units valued at $32.2 million and $53.3 million in assumed net debt of Profound.

  Exploration and development capital spending totaled $68.2 million in 2009, including a $40.0 million winter capital program focused on activities in the Trust’s core areas in the Northern district. The remaining capital expenditures were directed towards PET’s year-round access asset base in east central Alberta, drilling activity on Profound lands in the fourth quarter of 2009 and approximately $10.8 million on the preliminary evaluation of the Trust’s gas storage project in the Warwick area within the Southern district. In total 49 wells were drilled (41.7 net) with a 100 percent success rate.

  In 2009, the Trust added 38.4 Bcfe of proved reserves and 3.7 Bcfe of probable reserves for total reserve additions of 42.1 Bcfe of proved and probable reserves, excluding production. After production of 57.5 Bcfe in 2009, proved and probable reserves decreased three percent from 487.1 Bcfe at year end 2008 to 471.6 Bcfe and proved reserves decreased seven percent to 244.4 Bcfe at year end 2009. Reserve additions largely offsetting production were due to the successful reinvestment of $68.2 million in exploration and development spending programs, representing approximately 29 percent of the Trust’s 2009 funds flow, and acquisitions net of dispositions of $103.9 million.

  Including future development capital and the reclassification of PET’s reserves at Legend, PET realized finding, development and acquisition costs of $4.07 per Mcfe ($24.42 per BOE) for proved reserves and $2.41 per Mcfe ($14.46 per BOE) for proved and probable reserves in 2009. Excluding changes in future development capital, finding, development and acquisition costs for the year totaled $4.48 per Mcfe ($26.88 per BOE) for proved reserves and $4.09 per Mcfe ($24.54 per BOE) for proved and probable reserves.

  As a result of funds flows in excess of distributions and capital expenditures, minor non-core property dispositions and including the assumption of $53.3 million of Profound net debt, PET reduced net bank debt by five percent from $284.8 million at December 31, 2008 to $270.8 million at December 31, 2009. Including PET’s convertible debentures of $230.2 million, total net debt dropped from $520.9 million at December 31, 2008 to $501.0 million at December 31, 2009.

  PET declared cash distributions of $75.8 million or $0.64 per Trust Unit in 2009, representing 32.8 percent of funds flow for the year. Cumulative distributions from the inception of the Trust to year-end 2009 totaled $1.03 billion ($13.76 per Trust Unit).

  Net earnings totaled $14.4 million in 2009 as compared to $30.8 million in 2008, as lower funds flows were partially offset by reductions in depletion and future tax expenses compared to prior year.

OPERATIONS

Properties

PET’s legacy asset base is highly focused on shallow natural gas in northeast and east central Alberta. The vast majority of PET’s shallow gas properties feature well established, high working interest production and most are operated by PET. The Trust’s base production profile is predictable due to the lengthy production histories and the large number of independent producing entities in PET’s asset base. The large number of wells and facilities means unexpected downtime at any single site does not have a material impact on overall production. Competitive operating costs and access to markets proximal to the producing properties combine to deliver high field netbacks. PET has an extensive inventory of low cost opportunities for value creation including workovers, uphole recompletions and a risk concentric inventory of drilling prospects which extends throughout the shallow gas asset base, and the Trust has a history of adding production through relatively modest capital expenditures to offset most of the annual natural production declines. Strategic infrastructure ownership provides additional opportunities to add value through synergies and economies of scale.

In recent years PET has consciously moved to reposition its asset base to enhance its prospect inventory, adding an element of higher impact, growth oriented, resource-style opportunities to its asset portfolio. In 2008 the Trust successfully added the Elmworth Montney play to its prospect inventory through grass roots exploration, and signed a farmout agreement with an industry partner on these lands in 2009 in order to accelerate development and mitigate exploration risk. In 2009, PET executed a major step in the strategic expansion of its asset base with the Profound acquisition, to add a component of deep basin, resource-style properties to its asset base as well as to gain exposure to the developing Cardium tight oil play in the Pembina area of Alberta.

PET’s producing assets are 96 percent natural gas and concentrated in north and central Alberta.

Northern District

The Northern district is comprised of PET’s legacy gas producing assets transferred with its spin out from Paramount Resources Ltd. in 2003 and has been complemented with consolidating and operationally synergistic asset acquisitions. Generally access for capital activities is restricted to winter-only. This Northern district largely overlaps the Athabasca Oil Sands area and the Trust has also amassed a material inventory of oil sands leases for future development that will require a variety of subsurface recovery technologies.

Northeast – The Northeast area is PET’s largest core area measured by production and total acreage, and is comprised primarily of the original assets acquired from Paramount Resources at the inception of the Trust in 2003. Significant areas of production in this core area include Liege, Saleski, Woodenhouse, Cold Lake, Craigend and Leismer. Production is primarily from the Devonian Grosmont and various overlying Cretaceous formations. The majority of the shut-in gas related to the gas over bitumen issue is in the Wabiskaw-McMurray formation in this area. Production at Legend was shut-in on October 31, 2009 as a result of an interim ERCB shut-in order related to a gas over bitumen dispute with oil sands owners in the area. The Trust has bitumen leases in this area at Liege, Ells, Clyde and Saleski.

Athabasca – Athabasca includes assets south and west of the Trust’s original spin-out assets in the Northeast area. Production is from multiple stratigraphic horizons including Cretaceous clastic and Devonian carbonate reservoirs. Significant gas producing properties in this core operating area include Calling Lake, Darwin, Marten Hills, Mitsue, Panny, Peter Lake and Wabasca/Hoole. PET also owns significant bitumen leases at Panny, Wabasca Lake and Marten Hills.

Southern District

Natural gas in the Southern district is from a base of varied assets with geological characteristics similar to the Northern district assets, but with the added advantage of having year-round access. Production in this multi-zoned potential area is from over ten different Cretaceous or Devonian aged reservoirs and consists of both conventional and tight unconventional shallow gas reservoirs.

Birchwavy West – Warwick, Bruce and Killam areas of central Alberta are the major producing properties in this core area. A significant inventory of proved and probable undeveloped reserves is present in this area targeting a resource-style play in the Viking formation.

Birchwavy East – Production from the Birchwavy East area is primarily from Colony channel reservoirs in the Cretaceous Mannville zone as well as other conventional Mannville sand reservoirs. In addition, unconventional, tight, shallow gas resource play potential from the Viking and Colorado group formations extend across these assets. It includes the largest properties in the area, Mannville and Duvernay.

West Central District

The strategic focus on growth in west central Alberta was initiated in 2008 with the purchase of a significant exploration position for Montney gas in the Elmworth area south of Grande Prairie. PET established a joint venture with an industry partner at Elmworth in 2009 to mitigate exploration and execution risk. The Trust expects that three wells will be drilled in 2010 to evaluate the economic viability of the Montney gas development. In 2009, PET successfully completed the acquisition of Profound to add the Pembina area and further establish the West Central district. Production includes light crude oil and liquids-rich natural gas, and is approximately 25 percent liquids. The West Central lands complement the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities, including acreage along the Cardium trend, which has recently become an active target for development with horizontal wells and multi-stage fracture stimulation. The growth potential in the Cardium oil play is a platform for further diversification of commodity price risk.

Severo Energy Corporation

In 2006, to facilitate development of minor assets in the Athabasca core area, Paramount Energy Trust transferred certain assets in the Radway area to a private company, Severo Energy Corporation (“Severo”). Paramount Energy Trust has an indirect ownership of 93 percent in Severo. Production in Severo’s core area is primarily derived from the Second White Specks, Colony, Viking, Glauconite, Ellerslie and Wabamum formations. Severo’s business strategy concentrates on continued growth in the core area of Big Bend/Radway through re-completions, low risk drills and synergistic consolidating acquisitions, as well as the pursuit of higher impact exploration prospects outside of the Big Bend/Radway core area.

Production

Natural gas production by core area (MMcfe/d)	2009	2008	2007
Northern district
Northeast (1) (2)	57.5	68.9	72.2
Athabasca (1)	41.8	52.5	56.8
Northern district total	99.3	121.4	129.0
Southern district (1)
Birchwavy West	16.4	22.6	12.4
Birchwavy East	28.0	29.5	18.7
Southern district total	44.4	52.1	31.1
West Central district (4)	7.5	-	-
Severo	5.5	7.0	6.3
Other	1.0	1.7	3.8
Total (3)	157.7	182.2	170.2
Deemed production (2) (5)	19.9	19.2	19.9
Total actual plus deemed production	177.6	201.4	190.1
Voluntary production shut-ins (3)	14.7	-	-

(1)    In 2009 the Trust consolidated certain core areas in order to increase operating and general and administrative efficiencies. The Northeast core area combines the East Side and West Side areas, while the East Central district has been moved from the
         Southern district to the Northern district and included with Athabasca. Prior period production figures have been reclassified to conform to the current presentation.

(2)    Effective October 31, 2009 the ERCB ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from the Trust’s Legend property in the Northeast core area due to gas over bitumen concerns. PET shut-in an additional 1.9 MMcf/d of gas production due to the shut-in of facilities in the area.

(3)    2009 average production was reduced by approximately 14.7 MMcfe/d as a result of voluntary production shut-ins initiated in a number of producing areas in the Northern, West Central and Southern districts to preserve value during this period of low gas prices.

(4)    Production from the West Central district is attributable to the Profound acquisition, which closed on June 30, 2009. The West Central district averaged production of 15.0 MMcfe/d since the acquisition date.

(5)    Deemed production is a result of gas over bitumen shut-in production volumes in the Northeast core area. See “Gas over bitumen royalty adjustments” in this MD&A.

With the significant downturn in natural gas prices in 2009, PET undertook a detailed analysis of the economic attributes of all of its properties in order to identify opportunities to preserve value through voluntary production curtailments. There was an expected gain in present value through the deferral of production until prices stabilized. Production deferral had the additional benefit of preserving reserves and the related lending value under the Trust’s bank credit facility. Not all properties were suited for temporary shut-in due to operational considerations, fixed operating cost levels, and processing, joint venture and transportation arrangements. As a result of this analysis, the Trust shut-in approximately 35 MMcfe/d of natural gas production in spring and summer 2009, leading to a reduction in full year production volumes of 14.7 MMcfe/d. The Trust returned 20 MMcfe/d of shut-in volumes to production in the fourth quarter of 2009 due to strengthening in natural gas prices associated with the winter heating season. PET expects that the remainder of the shut-in production will be brought back onstream in the first quarter of 2010.

Production volumes decreased 13 percent to 157.7 MMcfe/d in 2009 from 182.2 MMcfe/d in 2008. The decrease is primarily due to voluntary production shut-ins, non-core asset dispositions, the regulatory shut-in of production at Legend and natural declines, partially offset by the acquisition of Profound and a successful 2009 winter capital program.

In 2009, the five largest properties located within the Trust’s core areas accounted for 33 percent of the Trust’s production with the largest single property, Duvernay in the Birchwavy East core area, accounting for ten percent of the total production. By comparison, in 2008 the five largest properties represented 32 percent of PET’s total production with the largest property, Wabasca representing seven percent. This diversification of production minimizes the risk that operating problems at a specific property will materially impact the Trust.

Profound acquisition

On June 30, 2009, pursuant to a takeover offer announced on March 31, 2009, the conversion of previously issued special warrants and open market purchases, PET acquired 67.3 percent of the outstanding common shares and thereby gained control of Profound Energy Inc. (“Profound”). On August 13, 2009, PET completed the second stage of the announced transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases and $14.2 million for the tendered shares on June 30, 2009 and August 13, 2009, and $3.3 million of acquisition costs for a total of $27.5 million. In addition, PET issued 10.0 million Trust Units to Profound shareholders valued at $32.2 million, using PET’s weighted average Unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit.

Capital expenditures

Capital expenditures ($ thousands)	2009	2008	2007
Exploration and development expenditures (1)	64,263	99,512	109,933
Crown and freehold land purchases	3,908	26,579	8,025
Acquisitions	17,436	5,706	450,576
Profound acquisition – cash consideration	27,536	-	-
Profound acquisition – Trust Unit consideration (2)	32,184	-	-
Profound acquisition – assumption of net debt	53,309	-	-
Dispositions	(26,580)	(24,220)	(46,408)
Other	649	1,588	1,254
Total capital expenditures	172,705	109,165	523,380

(1)	Exploration and development expenditures for 2009 include approximately $6.4 million in exploration costs which have been expensed directly on the Trust’s statement of earnings (2008 - $9.2 million). Exploration costs include seismic expenditures and dry hole costs which are considered by PET to be more closely related to investing activities than operating activities; as a result they are included with capital expenditures.
(2)	Trust Unit consideration for the Profound acquisition consisted of 10.0 million Trust Units issued at a value of $3.21 per Trust Unit, using PET’s weighted average Unit trading price for the five trading days surrounding the acquisition announcement date.

Exploration and development expenditures measured $64.3 million in 2009 as compared to $99.5 million for 2008. PET completed a successful winter capital program in northeast Alberta in the first quarter of 2009, investing $40 million in new drilling, recompletion, workover and facilities optimization work primarily in the Trust’s winter-access only core areas in northeast Alberta. With the significant drop in natural gas prices in spring and summer of 2009, PET chose to restrict capital spending for the remainder of 2009 to strategic and land-preserving expenditures only. These capital expenditures for the second half of 2009 were directed towards PET’s year-round access asset base in east central Alberta, drilling activity on Profound lands in the fourth quarter of 2009 and approximately $10.8 million on the preliminary evaluation of the Trust’s gas storage project in the Warwick area within the Southern district.

Land acquisitions totaled $3.9 million in 2009, a $22.7 million decrease from 2008 levels. Prior year expenditures included the acquisition of several large parcels of exploratory acreage in west central Alberta for $19.1 million. PET significantly enhanced its prospect inventory in 2009 through the Profound acquisition, which had approximately 89,000 net undeveloped acres in west central Alberta, offering exposure to several highly prospective oil and natural gas resource plays, including 54 net sections in the Cardium light oil fairway at Carrot Creek and Cochrane. These lands were valued at $15.9 million by PET on the acquisition date, and are included in the acquisition price.

Dispositions totaled $26.6 million in 2009 compared to $24.2 million in 2008. Properties sold in 2009 were primarily non-core assets in Athabasca and Saskatchewan. The disposed properties represented approximately 5.2 MMcfe/d of daily production, as well as 12.7 Bcfe of proved and probable reserves.

The Board of Directors of Paramount Energy Operating Corp., PET’s administrator, has approved a capital expenditure budget of $80 million for 2010, including Crown and freehold land purchases. A $32 million winter capital program is largely complete while capital expenditures for the remainder of the year can be adjusted depending on natural gas prices, as deemed appropriate. The budget excludes up to $40 million of capital for the Trust’s Warwick natural gas storage project which will be financed by the forward sale of cushion gas in the storage reservoir. PET expects to spend approximately $11.0 million on the gas storage project in the first quarter of 2010 on the delineation drilling phase of the project and preparation for facility construction.

Drilling

	2009		2008		2007
Wells drilled	Gross	Net	Gross	Net	Gross	Net
Gas	46	36.2	91	75.4	129	103.2
Oil	2	2.0	-	-	-	-
Gas storage	4	4.0	-	-	-	-
Dry	-	-	2	1.6	8	7.2
Total	52	42.2	93	77.0	137	110.4
Success rate (%)	100	100	98	98	94	93

PET drilled 42.2 net wells in 2009 as compared to 77.0 wells in 2008. Drilling activity in 2009 included 24 (18.2 net) wells spread throughout the Trust’s three core areas in the Northern district, 19 (16.0 net) wells in the Southern district, three (3.0 net) wells in the West Central district, including two oil wells, and four wells (4.0 net) as part of the preliminary evaluation of PET’s gas storage project. Severo drilled two wells (1.0 net) in 2009.

Reserves

PET’s complete National Instrument 51-101 (“NI 51-101”) reserves disclosure as at December 31, 2009 including underlying assumptions regarding commodity prices, expenses and other factors, and reconciliation of reserves on a net interest basis (working interest less royalties payable) is contained in the Trust’s Annual Information Form for the year ended December 31, 2009.

The reserves data set out below (the “Reserves Data”) is based wholly upon an evaluation by McDaniel and Associates Consultants Ltd. (“McDaniel”) with an effective date of December 31, 2009 contained in a report of McDaniel dated January 31, 2010 (the “McDaniel Report”). McDaniel’s evaluation covers 100 percent of the Trust’s oil and natural gas reserves. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Trust and the net present values of future net revenue for these reserves using McDaniel forecast prices and costs. As 96 percent of the Trust’s reserves are natural gas, volumes are presented on a Mcf equivalent basis. PET reports the results of the Trust’s 93 percent-owned subsidiary Severo using consolidation accounting, and therefore the amounts shown include 100 percent of the volumes and net present values related to the reserves of Severo. Reserves are presented on a company interest basis, including royalty interests and before royalty burdens. Columns and rows in reserve and net present value tables may not add due to rounding.

Natural gas reserves as at December 31 (MMcfe)	2009	2008	2007
Proved
Developed producing	202,757	210,855	231,339
Developed non-producing	8,293	13,621	16,598
Undeveloped	33,322	39,138	46,843
Total proved	244,372	263,615	294,780
Probable producing, non-producing and undeveloped	181,398	196,793	187,818
Shut-in gas over bitumen (1)	45,806	26,648	27,308
Total probable	227,204	223,441	215,126
Total proved & probable	471,576	487,055	509,907
Trust Units outstanding (millions)	126.2	113.0	109.6
Total proved & probable per Trust Unit (Mcfe/Unit)	3.74	4.31	4.65

(1)	The McDaniel report assumes that the shut-in gas over bitumen reserves are probable but the future abandonment and reclamation liability associated with the wells is proved, that the reserves return to production after ten years of shut-in and that such production is subject to an incremental ten percent gross overriding royalty pursuant to the amended Royalty Regulation.

PET’s proved and probable reserves to production ratio, also referred to as reserve life index (“RLI”) was 8.8 years at year-end 2009 while the proved RLI was 4.8 years, based on 2010 production estimates in the McDaniel report. The Trust’s proved and probable RLI at December 31, 2008 was 7.5 years, while the proved RLI was 4.5 years.

McDaniel’s price forecast utilized in the evaluation is summarized below.

McDaniel January 1, 2010 price forecast
Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2010	80.00	83.20	6.05	0.950
2011	83.60	87.00	6.75	0.950
2012	87.40	91.00	7.15	0.950
2013	91.30	95.00	7.45	0.950
2014	95.30	99.20	7.80	0.950
2015	99.40	103.50	8.15	0.950
2016	101.40	105.60	8.40	0.950
2017	103.40	107.70	8.55	0.950
2018	105.40	109.80	8.70	0.950
2019	107.60	112.10	8.90	0.950
2020	109.70	114.30	9.05	0.950
2021	111.90	116.50	9.25	0.950
2022	114.10	118.80	9.45	0.950
2023	116.40	121.20	9.65	0.950
Escalate thereafter at	2%	2%	2%	0.950

The net present values of future net revenues (“NPV”) for PET’s reserves, before taxes using McDaniel forecast prices and costs at zero, five and ten percent discount rates are presented in the table below.

NPV of reserves at December 31			2009			2008			2007
($ millions)	0%	5%	10%	0%	5%	10%	0%	5%	10%
Proved
Developed producing	784.3	654.6	569.5	1,008.7	845.7	739.2	967.5	806.0	704.1
Developed non-producing (1)	17.6	14.0	11.9	9.8	14.2	14.8	(0.4)	9.4	11.4
Gas over bitumen royalty adjustments	129.9	109.9	94.9	79.6	70.5	63.2	88.9	77.5	68.5
Undeveloped	77.2	56.0	41.1	112.5	81.0	58.8	114.0	79.1	55.1
Total proved	1,009.0	834.5	717.4	1,210.6	1,011.4	876.0	1,170.0	972.0	839.1
Probable
Developed and undeveloped	727.2	497.4	359.9	797.4	552.5	405.9	655.2	440.3	317.5
Shut-in gas over bitumen reserves (2)	100.3	55.3	32.3	123.1	78.3	51.7	112.3	68.7	44.4
Total probable	827.5	552.7	392.2	920.5	630.8	457.6	767.5	509.0	361.9
Total proved & probable	1,836.5	1,387.2	1,109.6	2,131.1	1,642.2	1,333.6	1,937.5	1,481.0	1,201.0
Trust Units outstanding (millions)	126.2	126.2	126.2	113.0	113.0	113.0	109.6	109.6	109.6
Total proved & probable per Trust Unit ($/Unit)	14.55	10.99	8.79	18.86	14.53	11.80	17.68	13.51	10.96

(1)	The McDaniel Report incorporates an estimate for abandonment costs for producing and non-producing wells. This may result in a net liability to PET for wells in this category.
(2)	The McDaniel report assumes that the shut-in gas over bitumen reserves are probable but the future abandonment and reclamation liability associated with the wells is proved, that the reserves return to production after ten years of shut-in and that such production is subject to an incremental ten percent gross overriding royalty pursuant to the amended Royalty Regulation.

At a ten percent discount factor, the proved producing reserves including gas over bitumen royalty adjustments comprise 59.9 percent of the proved and probable value while total proved reserves account for 64.7 percent of the proved and probable value at December 31, 2009. Further, proved and probable developed producing reserves account for 74.4 percent of the proved and probable value at December 31, 2009.

After-tax reserve amounts from the McDaniel report using forecast prices and costs are shown below.

After-tax net present values as at December 31, 2009	Total Proved		Total Proved & Probable
($ millions, discounted at 0% and 10%)	0%	10%	0%	10%
Net present value, before taxes	1,009.0	717.4	1,836.5	1,109.6
Income taxes	(106.4)	(75.1)	(305.4)	(176.8)
Net present value, after taxes	902.6	642.3	1,531.1	932.8

The McDaniel Report assumes the utilization of PET’s current existing tax pools plus additions from future development costs, beginning in 2010 with taxation of after-tax cash flow at corporate income tax rates beginning in 2012.

The following table sets forth a reconciliation of the changes in reserves for the year ended December 31, 2009 from the opening balance on December 31, 2008 derived from the McDaniel Reports at those dates, using McDaniel forecast prices.

Reserves reconciliation (Bcfe)	Proved	Probable	Proved & Probable
December 31, 2008	263.7	223.4	487.1
Discoveries and extensions	13.8	4.6	18.4
Technical revisions	7.1	(24.4)	(17.3)
Transfer of shut-in gas over bitumen to probable	(12.6)	12.6	-
Acquisitions, net of dispositions	32.8	13.4	46.2
Production	(57.5)	-	(57.5)
Economic factors	(2.9)	(2.4)	(5.3)
December 31, 2009	244.4	227.2	471.6

Finding, development and acquisition (“FD&A”) costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital (“FDC”) required to bring the proved undeveloped and probable reserves to production. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates. For continuity, PET has presented herein FD&A costs calculated both excluding and including changes in FDC.

FD&A costs – company interest reserves
($ millions except where noted)	Proved	Proved (excluding shut-in gas over bitumen) (1)	Proved & Probable	Proved & Probable (excluding gas storage project) (2)

FD&A costs excluding future development capital
Exploration and development capital expenditures	68.2	68.2	68.2	57.4
Acquisitions, net of dispositions	103.9	103.9	103.9	103.9
FD&A capital expenditures	172.1	172.1	172.1	161.3
Reserve additions including net acquisitions (Bcfe)	38.4	50.9	42.1	40.6
Finding, development and acquisition cost ($/Mcfe) (3)	4.48	3.38	4.09	3.97

FD&A costs including future development capital
FD&A capital expenditures	172.1	172.1	172.1	161.3
Total change in FDC	(15.9)	(15.9)	(70.5)	(70.5)
Total FD&A capital including change in FDC	156.2	156.2	101.6	90.8
Reserve additions including net acquisitions (Bcfe)	38.4	50.9	42.1	40.6
Finding development and acquisition cost including FDC - $/Mcfe (3)	4.07	3.07	2.41	2.24

(1)	12.6 Bcfe of proved gas reserves in the Legend area were shut-in and transferred to probable reserves due to ERCB Interim Shut-in Order 09-003.
(2)	Capital expenditures related to the preliminary assessment of a gas storage project in the Warwick area of east central Alberta in 2009 of $10.8 million have been excluded.
(3)	Differences in FD&A costs from the Trust’s press release dated February 9, 2010 are due to adjustments related to the finalization of PET’s 2009 year-end audited financial statements.

FD&A costs including FDC are lower than FD&A costs excluding FDC due to a reduction in future capital in the Trust’s reserve report from the previous year, as a result of technical reductions to unconventional reserves in the Southern district and general decreases in industry costs for drilling and completing new wells.

Land

	2009		2008		2007
Land inventory	Net Acres	Average Working Interest (%)	Net Acres	Average Working Interest (%)	Net Acres	Average Working Interest (%)
Developed	1,666,352	68.0	1,694,944	65.9	1,689,182	65.4
Undeveloped	2,092,637	83.1	2,106,021	81.1	2,000,768	80.3
Total	3,758,989	75.6	3,800,965	73.6	3,689,950	72.8

PET’s undeveloped net acreage position remained relatively unchanged in 2009, as lease expiries and disposed acreage was fully offset by undeveloped land purchased through land sales and acquisitions, including the Profound acquisition (89,142 net acres). PET has the most extensive inventory of undeveloped land in the energy trust sector relative to its production and reserves base.

The Trust’s undeveloped acreage in the Northeast core area includes approximately 327,000 net acres inside the gas over bitumen area of concern. While development of this acreage is restricted in certain formations, there are numerous other prospective zones in the region. The mineral rights for leases with shut-in production are continued indefinitely under Section 8(1)(h) of the Mines and Minerals Act (Alberta) until resolution of the gas over bitumen issue. Further, the Trust now has in inventory a total of 326,000 net acres of oil sands leases.

The fair market value of PET’s undeveloped acreage is internally estimated to be $143.0 million at December 31, 2009 (December 31, 2008 -
$141.0 million), using a combination of average land sale values by area and the cost of recent land purchases by the Trust. Decreases in fair values resulting from the disposition of acreage in Saskatchewan and Athabasca was more than offset by the prospective lands in west central Alberta obtained through the Profound acquisition, which have been valued at $15.9 million.

Net asset value

The following net asset value (“NAV”) table shows what is normally referred to as a “produce-out” NAV calculation under which the Trust’s reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of PET Units. Actual results will differ materially from the assumptions mandated by NI 51-101, as these do not reflect the full potential value of the Trust’s extensive prospect inventory.

Of particular note, there are no reserves assigned to the Trust’s Elmworth Montney project or to PET’s prospective Pembina Cardium tight oil play which will be evaluated through planned drilling activity in 2010. In addition, no reserves or contingent resources are yet assigned to any of PET’s heavy oil projects in northeast Alberta. The value of PET’s prospect inventory is reflected only in the estimated fair market value of undeveloped land based on current land sale valuation parameters.

PET has developed internal data analysis tools to rigorously manage its prospect inventory. In addition to prospects to develop proved and probable undeveloped reserves captured in the reserve report, the Trust’s prospect inventory contains over 700 uphole recompletion opportunities, in excess of 500 conventional drilling locations proximal to its northeast and east central Alberta assets, multiple horizontal and vertical drilling prospects targeting gas in west central Alberta as well as a risk-discounted prospect inventory to develop the Trust’s larger scope resource play opportunities in the Montney at Elmworth, tight Cardium oil in west central Alberta, additional shallow shale gas in the Viking and Colorado in eastern Alberta and several of its nearer term prospective heavy oil assets. PET runs its business on a going-concern basis, investing in opportunities to add value, improve profitability and increase reserves in an effort to enhance the Trust’s net asset value beyond the amounts shown in its annual reserve evaluation.

Pre-tax net asset value at December 31, 2009 (1) ($ millions except where noted)	Undiscounted	5%	8%	Discounted at 10%
Total proved & probable reserves (2)	$ 1,836	$ 1,387	$ 1,188	1,110
Fair market value of undeveloped land (3)	143	143	143	143
Net bank debt (6)	(271)	(271)	(271)	(271)
Convertible debentures (6)	(230)	(230)	(230)	(230)
Estimate of additional future abandonment and reclamation costs (4) (6)	(108)	(66)	(50)	(42)
Mark to McDaniel’s value of PET’s forward hedging (5)	53	51	50	49
Net asset value	$ 1,423	$ 1,014	$ 830	$ 759
Trust Units outstanding (millions)	126	126	126	126
Net asset value per Trust Unit ($/Unit)	$ 11.29	$ 8.05	$ 6.59	$ 6.02

(1)	Financial information is per PET’s 2009 audited consolidated financial statements.
(2)	Reserve values per McDaniel Report as at December 31, 2009.
(3)	Internal estimate. See “Land” in this MD&A.
(4)	Amounts are net of salvage value and in addition to amounts in the McDaniel Report for future well, pipeline and facility abandonment costs related to developed reserves. See “Asset retirement obligation” in this MD&A.
(5)	Value of PET’s open hedging transactions at year end 2009 assuming settlement against the McDaniel price forecast.
(6)	Differences in net debt, convertible debentures and abandonment and reclamation costs from the Trust’s press release dated February 9, 2010 are due to adjustments related to the finalization of PET’s 2009 year-end audited financial statements.

PET’s three year history of net asset value and net asset value per Trust Unit, discounted at five percent and including distributions paid to Unitholders, is as follows.

Pre-tax net asset value at December 31, discounted at 5% ($ millions except per Unit amounts)	2009	2008	2007
Net asset value	1,014	1,201	1,250
Net asset value per Trust Unit ($/Unit)	8.05	10.63	11.41
Distributions per Trust Unit ($/Unit)	0.64	1.20	1.50
Net asset value per Trust Unit including distributions paid ($/Unit)	8.69	11.83	12.91

In the absence of adding reserves to the Trust, the NAV per Trust Unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to Unitholders. The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel that meet the criteria for booking under NI 51-101 on production. In order to independently assess the “going concern” value of the Trust, a more detailed independent assessment would be required of the upside potential of specific properties and the ability of the PET team to continue to make value-adding capital expenditures, some of which may require external financing.

At inception of the Trust in February 2003, based on the value of year-end 2002 reserves discounted at five percent and adjusted upward for the Trust’s hedging and the forward gas price strip at the time, the NAV was determined to be $8.91 per Trust Unit. Since that time, including the December 2009 distribution paid on January 15, 2010, the Trust has distributed $13.76 per Trust Unit. Despite having distributed $4.85 per Trust Unit more in cash distributions than the initial NAV, the NAV as at December 31, 2009 dropped only marginally to $8.05 per Trust Unit using a five percent discount rate.

MARKETING

Natural gas prices

Natural gas price ($/Mcfe, except percentages)	2009	2008	2007
Reference prices
AECO Monthly Index	4.14	8.13	6.61
AECO Daily Index	3.98	8.15	6.49
Alberta Gas Reference Price (1)	3.85	7.88	6.21

Average PET prices
Before financial hedging and physical forward sales (2)	4.26	8.19	6.44
Percent of AECO Monthly Index	103	101	97

Before financial hedging (3)	4.28	8.15	6.64
Percent of AECO Monthly Index	103	100	100

Including financial hedging and physical forward sales (“Realized” natural gas price)	7.27	8.18	7.44
Percent of AECO Monthly Index	176	101	113

(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties.
(2)	PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars, as well as selling forward financial call options to counterparties. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.
(3)	Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

U.S. natural gas prices are typically referenced to NYMEX at the Henry Hub in Louisiana, while western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Monthly Index prices decreased 49 percent to average $4.14 per Mcf in 2009 as compared to $8.13 per Mcf for 2008, while AECO Daily Index prices decreased 51 percent year over year. The economic recession had a significant adverse impact on the demand for natural gas in 2009 which, coupled with an increase in supply due largely to new shale gas discoveries in North America, resulted in the AECO Monthly Index price falling from $6.56 per Mcf in January 2009 to $2.69 per Mcf in September. This trend reversed course late in the year as the global economic recovery and seasonal heating increased natural gas demand and led to an increase in the AECO Monthly Index from its September low to $4.78 per Mcf in December 2009.

The Alberta Gas Reference Price is the monthly weighted average of intra-Alberta consumers’ prices and ex-Alberta border prices, reduced by allowances for transporting and marketing gas, and is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price decreased 51 percent from $7.88 per Mcf in 2008 to $3.85 per Mcf in 2009, consistent with the decrease in AECO monthly and daily index prices.

PET’s average realized gas price was $7.27 per Mcfe in 2009, down 11 percent from $8.18 per Mcfe in 2008. The decrease in realized prices was much less than the decrease in AECO prices from year to year due to $166.3 million in realized hedging gains and $5.7 million in call option premiums received in 2009. PET’s natural gas price before financial hedging and physical forward sales decreased 48 percent to $4.26 per Mcfe in 2009 from $8.19 per Mcfe in 2008, in line with the decrease in AECO prices for the year.

Hedging and risk management

PET’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust uses both financial hedge arrangements and physical forward sales to hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Trust’s credit facility and hedging and risk management policies. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal risk management committee under guidelines approved by the administrator’s Board of Directors. PET’s hedging strategy though designed to protect funds flow and distributions is opportunistic in nature. Depending on management’s perception of the position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

For a complete list of PET’s outstanding financial instruments as at December 31, 2009, please see note 11 to the annual consolidated financial statements as at and for the year ended December 31, 2009. PET continued to supplement its risk management program after the end of the year, including the crystallization of approximately $57.0 million in gains in respect of the Trust’s March to October 2010 hedging portfolio in February and March of 2010. The hedge price on the crystallized volumes for the April to October 2010 period was reset to $4.55 per GJ. Financial and physical natural gas forward sales positions (net of related financial and physical fixed-price natural gas purchase contracts) at March 8, 2010 are as follows.

	Volumes at AECO	% of 2010		Futures Market
Type of contract	(GJ/d) (2)	Budgeted Volume (4)	Price ($/GJ) (1)	($/GJ) (3)	Term
Financial	90,000	46	4.55	4.31	April – October 2010
Financial	85,000		7.83		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	95,000	49	7.82	5.13	November 2010 – March 2011
Financial	30,000	15	6.28	5.01	April – October 2011
Financial	89,679	46	6.78	6.01	January – March 2013

(1)	Average price calculated using weighted average price for sell contracts.
(2)	All transactions are at AECO unless identified specifically as a NYMEX transaction.
(3)	Futures market reflects AECO/NYMEX forward market prices as at March 8, 2010.
(4)	Calculated using 194,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

PET has also entered into a financial collar arrangement. The collar consists of 1,000 GJ/d with a floor of $5.00/GJ and a ceiling of $7.55 per GJ for the term January 2010 to March 2010.

As part of PET’s risk management strategy, the Trust has also sold forward financial call options to counterparties to purchase natural gas from PET at strike prices in excess of current forward prices. Option premiums of $10.7 million have been received and included in funds flows in respect of these transactions, of which $3.4 million relates to 2008, $5.7 million relates to 2009 and $1.6 million relates to the first quarter of 2010. Call option contracts outstanding as of March 8, 2010 are as follows.

	Volumes at AECO	% of 2010		Futures Market
Type of contract	(GJ/d)	Budgeted Volume (2)	Strike Price ($/GJ) (1)	($/GJ) (3)	Term
Sold Call	6,000	3	8.34	5.08	January – March 2010
Sold Call	20,000	10	7.25	4.64	January – December 2010
Sold Call	15,000	8	7.08	4.31	April – October 2010
Sold Call	32,500	17	8.00	5.13	November 2010 – March 2011
Sold Call	25,000	13	6.00	5.01	April – October 2011

(1)	Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average “sold” price for the remaining financial and physical contracts.
(2)	Calculated using 194,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.
(3)	Futures market reflects AECO/NYMEX forward market prices as at March 8, 2010.

The Trust also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. PET had no net basis exposure as of March 8, 2010.

FINANCIAL RESULTS

Revenue

Revenue ($ thousands)	2009	2008	2007
Oil and natural gas revenue, before financial instruments (1)	246,243	543,576	412,571
Realized gains (losses) on financial instruments (2)	166,340	(1,283)	49,838
Call option premiums received (3)	5,740	3,408	-
Total oil and natural gas revenue	418,323	545,701	462,409

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts.

(3)

Call option premiums received classified separately on the Trust’s statement of earnings and are included in the calculation of the Trust’s realized gas price and funds flows. The changes in mark-to-market value of the options from period to period are included in unrealized gains (losses) on financial instruments in the statement of earnings.

Oil and natural gas revenue in 2009 was $418.3 million, representing a 23 percent decrease from $545.7 million in 2008. The decrease in revenue was a function of the 11 percent decrease in the Trust’s average realized gas price in 2009 as compared to the prior year and a 13 percent decrease in production from 2008 to 2009.

Included in realized gains on financial instruments in 2009 is $37.0 million in financial instrument gains related to early termination of certain fixed-price forward natural gas contracts for post-2009 periods (2008 - $10.4 million).

The Trust recorded unrealized gains on financial instruments of $7.8 million in 2009, reflecting the change in the fair value of unsettled financial and physical forward natural gas and foreign exchange contracts during the year.

Funds flow

	2009		2008		2007
Funds flow reconciliation	$ millions	($/Mcfe)	$ millions	($/Mcfe)	$ millions	($/Mcfe)
Production volume (Bcfe)	57.5		66.7		62.1
Revenue (1)	418.3	7.27	545.7	8.18	462.4	7.44
Royalties	(17.4)	(0.30)	(92.3)	(1.38)	(64.8)	(1.04)
Operating costs	(105.1)	(1.83)	(120.6)	(1.81)	(102.6)	(1.65)
Transportation costs	(11.7)	(0.20)	(14.1)	(0.21)	(12.7)	(0.20)
Operating netback from production	284.1	4.94	318.7	4.78	282.3	4.55
Gas over bitumen royalty adjustments	10.4	0.18	20.8	0.31	17.3	0.28
Lease rentals	(4.2)	(0.07)	(3.5)	(0.05)	(3.5)	(0.06)
General and administrative (2)	(32.1)	(0.56)	(31.9)	(0.48)	(24.7)	(0.40)
Interest and other (2)	(11.9)	(0.21)	(13.7)	(0.20)	(19.5)	(0.34)
Interest on convertible debentures (2)	(15.0)	(0.26)	(15.0)	(0.23)	(12.8)	(0.21)
Funds flow (2) (3)	231.3	4.02	275.4	4.13	239.1	3.82

(1)	Revenue includes realized gains (losses) on financial instruments and call option premiums received.
(2)	Excludes non-cash items.
(3)	This is a non-GAAP measure, see “Significant Accounting Policies and Non-GAAP Measures” in this MD&A.

Royalties

PET pays Crown, freehold and gross overriding royalties that are dependent upon production volumes, commodity prices, location and age of producing wells and type of production. Gas Crown royalties are reduced by Gas Cost Allowance (“GCA”) deductions, which are based on processing fees and allowable capital costs incurred at a property and are in accordance with Crown royalty regulations. Crown royalty rates tend to decrease with decreases in the Alberta Gas Reference Price, and rise as the reference price increases.

The effective royalty rate applicable to the Trust in 2009 was 4.2 percent (2008 – 16.9 percent) or $0.30 per Mcfe (2008 - $1.38 per Mcfe). The decrease in royalty rate was primarily due to the fact that the Alberta Gas Reference price decreased 51 percent from year to year, while the Trust’s realized natural gas price only decreased 11 percent. PET’s realized gas price measured 188 percent of the Alberta Gas Reference price for 2009. PET’s 2009 royalty rate, measured as a percentage of oil and gas revenues before financial instruments, decreased to 7.1 percent from 17.0 percent in 2008, due to lower Alberta Gas Reference Prices during the current period, as well as the new royalty framework implemented by the Alberta government on January 1, 2009, partially offset by higher royalty rates on production from the Profound assets as compared to PET’s asset base.

In 2009 the Government of Alberta announced a new incentive program designed to increase industry activity despite low oil and natural gas prices and tightened credit markets caused by the global financial crisis. The program was effective April 1, 2009, and offered two separate incentives:

-  A $200 per metre drilling royalty credit for new conventional oil and natural gas wells drilled between April 1, 2009 and March 31, 2011, available to companies on a sliding scale based on company production levels from 2008.

-  A maximum five percent royalty rate for the first year of production from new oil or gas wells, subject to a maximum annual production of 50,000 bbl or 500,000 Mcf. The maximum rate applies to all wells which begin production after March 31, 2009 and before April 1, 2011.

PET realized $1.6 million in drilling royalty credits through 2009 drilling activity, which have been recorded as a reduction to property, plant and equipment on the Trust’s balance sheet, and a reduction to capital expenditures on the statement of cash flows.

Operating costs

Operating costs include all costs associated with the production of oil and natural gas from the wellhead to the point at which the product enters a sales pipeline for transport to market. Field gathering and processing costs are also included in operating costs. Revenue received from the processing of third party production at PET’s facilities is netted against operating costs.

Operating costs totaled $105.1 million ($1.83 per Mcfe) in 2009 as compared to $120.6 million ($1.81 per Mcfe) in 2008. In 2009 PET implemented cost reduction initiatives at all operated fields to enhance competitiveness, profitability and efficiency, leading to a decrease in operating costs of $15.5 million from 2008 levels. Unit-of-production costs increased marginally due to lower production levels and increased property taxes and other fixed costs related to the ongoing operation and maintenance of facilities and other infrastructure, including areas where production was voluntarily shut-in for economic reasons.

Transportation costs

Costs to transport gas from the plant gate to the commercial market sales point are not reflected as an operating cost but rather are separately recorded as transportation costs for the product. Alberta’s gas transportation system operates on a postage stamp basis. PET has reduced costs relative to the postage stamp costs through the execution of direct sales arrangements with end users of natural gas proximal to the Trust’s producing fields in northeast Alberta. Total transportation costs decreased by 17 percent to $11.7 million in 2009 from $14.1 million in 2008, in line with the decrease in production levels from year to year. On a unit-of-production basis, transportation costs decreased by $0.01 per Mcfe to $0.20 per Mcfe compared to $0.21 per Mcfe in 2008.

Operating netbacks

A 13 percent decrease in production levels and an 11 percent decrease in the Trust’s realized natural gas price were the primary drivers in decreasing PET’s operating netback by $34.6 million to $284.1 million for the year ended December 31, 2009 from $318.7 million for the prior year. Despite the decrease in the Trust’s gas price, on a unit-of-production basis the operating netback increased by three percent from $4.78 in 2008 to $4.94 per Mcfe in 2009 due to lower royalty rates.

Operating netback reconciliation ($ millions)
Realized price decrease	(74.8)
Production decrease	(52.6)
Royalty decrease	74.9
Operating cost decrease	15.5
Transportation decrease	2.4
Decrease in operating netback	(34.6)

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor agency the Energy Resources Conservation Board (“ERCB”) as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x [(deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ)]

Through this formula, operating costs are effectively deemed to be $0.40 per Mcf, royalties are deemed to be 20 percent, the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component and the entire formula is assigned a 50 percent reduction factor. The components of netbacks for the gas over bitumen shut-in reserves are outlined below.

Gas over bitumen royalty adjustment netback ($ per Mcf)	2009	2008	2007
Average deemed volume (MMcf/d)	19.9	19.2	19.9
Gas price	3.85	7.88	6.21
Royalties	(0.77)	(1.58)	(1.24)
Operating costs	(0.40)	(0.40)	(0.40)
50% reduction factor	(1.34)	(2.95)	(2.28)
Gas over bitumen royalty adjustment netback	1.34	2.95	2.29

The Trust’s net deemed production volume for purposes of the royalty adjustment was 19.9 MMcf/d for 2009. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application. In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased by 0.7 MMcf/d from the 19.2 MMcf/d recorded for 2008 as a result of the shut-in of the Trust’s Legend property in the Northeast core area effective November 1, 2009, partially offset by the annual ten percent reduction in deemed production volumes discussed previously. Current deemed production is approximately 28.7 MMcf/d.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In 2009 PET disposed of certain shut-in gas wells in the gas over bitumen area for proceeds of $1.5 million. As part of the disposition agreement the ownership of the natural gas reserves was transferred to the buyer and as such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility, nor does the Trust retain the right to future gas over bitumen royalty adjustments. As a result of this disposition, the gas over bitumen royalty adjustments received to the date of the disposition by the Trust, for the affected wells, are now considered revenue since they will not be repaid to the Crown. As a result the Trust reclassified $1.2 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

Gas over bitumen royalty adjustments are not paid to PET in cash, but are a deduction from the Trust’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009, the Trust’s net Crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Trust is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. PET has a total of $5.1 million in royalty adjustments receivable as at December 31, 2009, which are netted against the gas over bitumen liability on the Trust’s balance sheet. These amounts are included in funds flows and considered distributable income. The change in PET’s gas over bitumen liability during 2009 is as follows.

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009	77,167

Lease rentals

Lease rentals reflect annual payments made to the Alberta Crown or other land owners in order to maintain the rights to explore previously-acquired undeveloped acreage. These payments are expensed by the Trust in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Lease rentals increased from $3.5 million in 2008 to $4.2 million in 2009. In 2008 PET leased out a portion of its undeveloped fee-simple acreage to third parties; a portion of the proceeds received were credited to lease rentals.

General and administrative expenses

	2009		2008		2007
General and administrative expenses	$000’s	$/Mcfe	$000’s	$/Mcfe	$000’s	$/Mcfe
Cash general & administrative	32,134	0.56	31,955	0.48	24,670	0.40
Trust Unit-based compensation (1)	7,481	0.13	5,671	0.09	4,287	0.07
Total general & administrative	39,615	0.69	37,626	0.57	28,957	0.47

(1)

Non-cash item

General and administrative expenses (“G&A”) include costs incurred by PET which are not directly associated with the production of oil and natural gas. The largest components of G&A expenses are office staff compensation costs and information technology costs. Field employee compensation costs are charged to operating expenses. Overhead recoveries resulting from the allocation of administrative costs to producing properties and capital projects are recorded as a reduction of G&A expenses, and are a function of capital and operating expenditures during the year, as well as the Trust’s productive well base.

Cash G&A expenses, net of overhead recoveries on operated properties, increased marginally to $32.1 million from $32.0 million in 2008. The increase is largely due to $1.8 million in additional costs related to the management of the Profound assets, offset by the benefits of PET’s corporate cost reduction initiatives initiated early in 2009. The increase in cash G&A is also partially due to lower overhead recoveries as compared to 2008 due to the decrease in operating and capital expenditures in the current year, and a decrease in the number of producing wells due to the voluntary and ERCB-ordered shut-ins during the year. G&A expenses increased on a unit-of-production basis from $0.57 per Mcfe in 2008 to $0.69 per Mcfe in 2009 due to lower production volumes caused primarily by voluntary production shut-ins.

Trust Unit-based compensation increased by $1.8 million ($0.04 per Mcfe) in 2009, related to a $2.1 million charge recorded in the third quarter for the cancellation of 2.5 million Unit incentive rights. Compensation expense is calculated on Unit incentive rights at the time of issue using a binomial option pricing model, and is not adjusted for subsequent changes in the value of the incentive rights as a result of changing market conditions.

Prior to January 1, 2011, PET plans to take advantage of SIFT conversion rules which allow the Trust to simplify its organizational structure as it converts to a corporation. PET expects that G&A expense in 2010 will be impacted by approximately $1.0 million in costs related to the Trust’s conversion. These will be disclosed separately in the Trust’s MD&A, but included with G&A expenses in PET’s consolidated financial statements.

Interest expense

Interest and other expense decreased to $11.9 million in 2009 from $13.8 million in 2008 as a result of a decrease in short-term interest rates on the Trust’s credit facility to an average of 3.8 percent in 2009 from 4.3 percent in the prior period, as well as a 13 percent decrease in average long-term bank debt from year to year.

In 2009, $18.2 million of interest on convertible debentures was expensed as compared to $18.3 million in 2008. Included in interest on convertible debentures for 2009 is $3.2 million of non-cash expenses related primarily to the amortization of debt issue costs (2008 - $3.3 million). On September 30, 2009, the remaining $5.6 million of 8% convertible debentures issued in 2004 matured and were repaid by the Trust in cash.

Funds flow

Lower gas over bitumen royalty adjustments combined with lower production levels resulted in funds flow netbacks decreasing three percent from
$4.13 per Mcfe in 2008 to $4.02 per Mcfe in 2009, despite higher operating netbacks per Mcfe for the year. Funds flow decreased to $231.3 million ($1.96 per Trust Unit) for the year ended December 31, 2009 from $275.4 million ($2.47 per Trust Unit) in the 2008 period, as result of the decrease in production and natural gas prices, partially offset by lower royalties and operating costs. The 55 percent decline in natural gas revenues before financial instruments in 2009 compared to 2008 was mitigated by $166 million in realized gains related to PET’s hedging portfolio, limiting the decrease in funds flow to 16 percent year over year.

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped land and expired leases and are expensed by the Trust in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses totaled $21.8 million in 2009 as compared to $34.1 million in 2008, due to lower seismic expenditures in 2009, partially offset by higher land amortization expense in the Northern district. Prior year exploration expense includes an impairment charge of $12.0 million related to a decrease in fair market value of the Trust’s undeveloped land in certain core areas in the Northern district. For the purpose of the impairment test on undeveloped properties, fair values are derived from recent average land sale prices in each core area and are not necessarily indicative of the potential opportunities on the Trust’s land base, many of which have already been identified in PET’s prospect inventory.

Depletion, depreciation and accretion

PET’s 2009 depletion, depreciation and accretion (“DD&A”) rate increased to $3.44 per Mcfe from $3.28 per Mcfe in 2008. In 2009 successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to 2009 reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Trust’s 2009 reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low price resulted in lower reserve volumes than the forecast price reserves disclosed above, which increased the Trust’s DD&A rate. PET also recorded an impairment charge of
$5.0 million related to a non-core property group outside of the Trust’s two primary operating districts, which is included in DD&A for the current period, as compared to an impairment charge of $2.7 million recorded in 2008. PET calculates its depletion factor using proved reserves for acquired properties, proved developed reserves for other properties and production volumes. Gas over bitumen deemed production is not included in the DD&A calculation. The DD&A rate also includes accretion expense on the asset retirement obligation of $13.7 million in 2009 as compared to $13.9 million in 2008.

The slight decrease in accretion, despite the acquisition of Profound in June 2009, is due to PET’s increasing reserve life and property dispositions during the year.

Depletion, depreciation and accretion ($ thousands except per Mcfe amounts)	2009	2008	2007
Depletion expense	183,952	204,638	209,496
Accretion of asset retirement obligation	13,738	13,904	10,672
Total	197,690	218,542	220,168
Per unit-of-production ($/Mcfe)	3.44	3.28	3.54

At year end 2009, property, plant and equipment costs include $120.5 million (2008 - $126.8 million) currently not subject to depletion and $73.4 million (2008 - $26.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties. The $46.6 million increase in gas over bitumen costs is due to the shut-in of the Legend property in the Northeast core area effective November 1, 2009.

Asset retirement obligation

PET estimates its total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated undiscounted total value of PET’s future asset retirement obligations is $343.0 million as at December 31, 2009. As at December 31, 2009, the undiscounted net salvage value of the Trust’s gas plants, compressors and facilities was estimated at $127.0 million. The McDaniel Report includes an undiscounted amount of $138.0 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total proved and probable reserves” in the “NPV of reserves” table in this MD&A. Of the total future well abandonment costs included in the McDaniel Report an undiscounted amount of $108.0 million relates to PET’s developed reserves. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates.

			Discounted at
Abandonment and reclamation costs ($ millions)	0%	5%	8%	10%
Well abandonment costs for developed reserves included in McDaniel Report	108	75	62	55
Well abandonment costs for undeveloped reserves included in McDaniel Report	30	15	10	8
Well abandonment costs for total proved and probable reserves included in McDaniel Report	138	90	72	63
Estimate of other abandonment and reclamation costs not included in McDaniel Report (2)	205	133	106	92
Total estimated future abandonment and reclamation costs (2)	343	223	178	155
Salvage value	(127)	(82)	(66)	(58)
Abandonment and reclamation costs , net of salvage	216	141	112	97
Well abandonment costs for developed reserves included in McDaniel Report	(108)	(75)	(62)	(55)
Estimate of additional future abandonment and reclamation costs, net of salvage (1) (2)	108	66	50	42

(1)	Future abandonment and reclamation costs not included in the McDaniel Report, net of salvage value.
(2)	Differences from the Trust’s press release dated February 9, 2010 are due to adjustments related to the finalization of PET’s 2009 year-end audited financial statements.

The asset retirement obligation presented in PET’s financial statements is discounted using an estimate of the timing of asset retirement expenditures and PET’s estimated credit-adjusted discount rate, which is reviewed and adjusted annually for changes in credit markets and other internal and external factors. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. PET’s discounted asset retirement obligation increased from $179.7 million at December 31, 2008 to $194.6 million at December 31, 2009 primarily due to abandonment liabilities acquired with the Profound acquisition and accretion expense for the year.

Income taxes

In 2007, legislation was passed (the “Trust Tax Legislation”) pursuant to which certain distributions from publicly-traded specified investment flow through entities (“SIFTs”), including energy trusts, will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET’s Unitholders will no longer be deductible in computing the Trust’s taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation. This will effectively reduce the income available for distribution to PET’s Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts. PET has a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which would result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012.

In 2008 the Department of Finance provided guidelines to enable the conversion of existing income trusts and other SIFT entities into public corporations without immediate tax consequences to the SIFTs or their investors. The amendments will allow such conversions from that date until 2013. The proposals generally facilitate the conversion of SIFTs into corporations and reflect the government’s intention to permit SIFTs to convert to corporate status on a tax-deferred basis while mitigating undue tax effects.

A variety of operational, tax and other factors need to be weighed in determining when and how PET will adjust its business and legal structure. PET is currently analyzing potential structures and courses of action and although the Trust has not yet made a final determination with respect to future changes in the structure of its business operations, it anticipates these changes to be in effect prior to December 31, 2010.

PET recorded future tax expense of $0.4 million for 2009 (2008 – $16.1 million). Based on production forecasts for PET’s reserves included in the independent reserve report as at December 31, 2009, and funds flows based on current forward AECO prices for natural gas, the book values of the Trust’s assets are projected to exceed the related tax values on January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. Future income tax is a non-cash expense and does not affect the Trust’s funds flows or its cash available for distributions.

Tax pools

Tax pool information ($ millions)	As at December 31, 2009
Canadian oil and gas property expense (COGPE)	291
Canadian development expense (CDE)	130
Canadian exploration expense (CEE)	63
Undepreciated capital cost (UCC)	179
Trust Unit issue costs	11
Non-capital losses	134
Total	808

At December 31, 2009, the Trust’s consolidated income tax pools are estimated to be $808 million. Tax pools increased during 2009 as a result of the Profound acquisition. Actual tax pool amounts will vary as tax returns are finalized and filed.

Net earnings

Net earnings totaled $14.4 million or $0.12 per basic and diluted Trust Unit in 2009 as compared to net earnings of $30.8 million or $0.28 per basic
Trust Unit ($0.27 per diluted Trust Unit) in 2008, as a result of lower oil and natural gas revenue offset partially by lower royalties, operating costs and DD&A expenses.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

	Year ended December 31
Capitalization and financial resources ($ thousands except per Trust Unit and percent amounts)	2009	2008	2007
Long term bank debt	262,393	276,976	342,190
Convertible debentures, measured at principal amount	230,168	236,034	236,109
Working capital deficiency (surplus) (2)	8,450	7,859	(6,519)
Net debt	501,011	520,869	571,780
Trust Units outstanding at end of period (thousands)	126,224	112,968	109,557
Market price at end of period	5.22	5.05	6.30
Market value of Trust Units	658,889	570,488	690,209
Total capitalization (1)	1,159,900	1,091,357	1,261,989
Net debt as a percentage of total capitalization (%)	43.2	47.7	45.3
Annualized fourth quarter funds flow (1)	157,636	246,052	238,488
Net debt to funds flow ratio (times) (1)	3.2	2.1	2.4

(1)	These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.
(2)	Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 24, 2010 if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity of one additional year. The borrowing base on the facility is currently $360 million, comprised of a $345 million production component and a $15 million working capital component. The next borrowing base redetermination is scheduled for May 10, 2010. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries (excluding Severo) in respect of amounts borrowed under the facility. Bank debt decreased to $262.4 million at December 31, 2009, as compared to $277.0 million at December 31, 2008 as funds flows exceeded distributions and exploration and development expenditures. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $13.0 million.

Severo has a separate credit facility with a Canadian chartered bank in the amount of $10 million. The facility is due on demand, and the borrowing base is reviewed annually in April. Collateral for the facility is provided by a floating charge covering all property of Severo. As of December 31, 2009, Severo had drawn $7.6 million on the facility. Due to the demand nature of the facility, all related borrowings are classified as current liabilities on the Trust’s balance sheet.

PET has a working capital deficiency of $8.5 million at December 31, 2009, as compared to a deficiency of $7.9 million at December 31, 2008. The negative working capital in both periods is primarily related to the classification of the Severo credit facility as a current liability. The Trust’s working capital deficiency will be funded from future sales revenues and by additional borrowings from PET’s credit facility, as required.

Net debt as a percentage of total capitalization decreased to 43.2 percent at year-end 2009 as compared to 47.7 percent in the prior year, as a result of an increase in market capitalization during the year. Net debt to annualized fourth quarter funds flow increased to 3.2 times for the three months ended

December 31, 2009 from 2.1 times for the three months ended December 31, 2008 due to lower funds flows. A reconciliation of the change in net debt from December 31, 2008 to December 31, 2009 is as follows.

Reconciliation of net debt ($ millions)
Net debt, December 31, 2008	520.9
Capital expenditures (exploration and development and other)	68.8
Acquisitions, net of dispositions (excluding Trust Unit component of Profound Acquisition)	71.7
Funds flow	(231.3)
Distributions	75.8
Proceeds from DRIP plan	(14.2)
Proceeds from exercise of Unit incentive rights	(0.5)
Issue fees for convertible debentures	1.0
Gas over bitumen royalty adjustments not yet received	5.1
Expenditures on asset retirement obligations	3.7
Net debt, December 31, 2009	501.0

The Trust expects that its distributions and capital expenditure program for 2010 will be funded by funds flow. However, changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions.

PET’s future contractual obligations are summarized in the following table:

	Payments due by period
Contractual obligations ($ millions)	Total	2010	2011-2012	2013-2014	Thereafter
Bank and other debt (1)	270.0	7.6	262.4	-	-
Convertible debentures, principal	230.2	55.3	74.9	-	100.0
Operating leases (3)	17.8	2.6	4.8	4.0	6.4
Pipeline commitments (2)	15.2	6.4	5.8	2.8	0.2
Total contractual obligations	533.2	71.9	347.9	6.8	106.6

(1)	The revolving feature of PET’s credit facility expires on May 24, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Severo’s credit facility is a demand loan.
(2)	The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada.
(3)	PET has office leases on its current office space, and on Profound’s office space. Profound office lease commitments are shown net of related sublease recoveries.

Convertible debentures

As at December 31, 2009, the Trust had 6.5 percent convertible debentures issued in June 2007 (6.5% Debentures), 7.25 percent convertible debentures issued in April 2006 (7.25% Debentures) and 6.25 percent convertible debentures issued in April 2005 (6.25% Debentures) outstanding.

Convertible debentures series ($ millions, except as noted)	6.50%	7.25%	6.25%
Principal issued	75.0	100.0	100.0
Principal outstanding	74.9	100.0	55.3
Maturity date	June 30, 2012	January 31, 2015	June 30, 2010
Conversion price ($ per Trust Unit)	14.20	7.50	19.35
Fair market value	74.9	105.0	55.3

On December 17, 2009 the 7.25% Debentures were amended as follows:

  Interest rate increased from 6.25 percent to 7.25 percent

  Conversion price reduced to $7.50 per Trust Unit from $23.80 per Trust Unit

  Maturity date extended to January 31, 2015 from April 30, 2011

The Trust incurred $1.0 million in fees in connection with the amendments, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the amended life of the debentures.

The Trust has $55.3 million of convertible debentures outstanding that mature on June 30, 2010. There are a number of options available to PET to refinance these debentures, including an issuance of Trust Units or a new series of convertible debentures, repayment of the debentures using draws on the Trust’s credit facility, or an issuance of term debt to markets in either Canada or the United States.

All series of debentures are redeemable by the Trust at a premium to face value, pay interest semi-annually and are subordinated to substantially all other liabilities of PET including the credit facility. Fair values of debentures are calculated by multiplying the number of debentures outstanding at December 31, 2009 by the quoted market price per debenture at that date.

Unitholders’ equity

PET’s total capitalization was $1.2 billion at December 31, 2009 with the market value of the Trust Units representing 56.8 percent of total capitalization. During 2009, the closing market price of the Trust Units ranged from $2.71 to $5.81 with an average daily trading volume of 373,368 Trust Units.

Weighted average Trust Units outstanding for 2009 totaled 118.2 million (2008 – 111.5 million). On December 31, 2009 there were 126.2 million Trust Units outstanding.

DISTRIBUTIONS

  Distributions are determined monthly by the Board of Directors of the Trust’s Administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

  Base production forecasts;

  Current financial and physical forward natural gas sales contracts;

  Forward market for natural gas prices;

  Exploration and development expenditures;

  Projected production additions;

  Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

  Working capital requirements; and

  Site reclamation and abandonment expenditures.

PET declared cash distributions of $75.8 million ($0.64 per Unit) in 2009 representing 32.8 percent of annual funds flow, bringing total cumulative distributions since inception to year-end 2009 to $1.03 billion ($13.764 per Trust Unit). In 2008, declared cash distributions were $133.9 million ($1.20 per Trust Unit), representing 48.6 percent of funds flow. PET’s business strategy targets sustainability with a capital program sufficient to maintain production levels and with the remaining cash flow available for distribution to Unitholders. Monthly distributions were adjusted to $0.07 per Trust Unit in January 2009 and then to $0.05 per Trust Unit in March 2009 to preserve sustainability and strengthen PET’s balance sheet in light of weaker natural gas prices and an uncertain economic climate. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced volatility in 2009.

PET announced on September 21, 2009 that it has adopted a Premium Distribution™ component in its Distribution Reinvestment Plan (the “Premium DRIP”) in connection with the September 2009 cash distribution. This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the “Original Plan”). The primary differences between the Premium DRIP and the Original Plan are the addition of the Premium Distribution™ component under the Premium DRIP and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date. Participants in the distribution reinvestment component of the Premium DRIP will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP). The Premium DRIP also allows eligible Unitholders to otherwise elect, under the Premium Distribution™ component of the Premium DRIP, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date. In the event that eligible Unitholders elect to participate in the Premium Distribution™ component of the Premium DRIP, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price. Canaccord Capital Corporation will act as the Plan Broker for the Premium Distribution™ component of the Premium DRIP.

No commissions, service charges or brokerage fees are payable in connection with the purchase of Trust Units from PET under either component of the Premium DRIP. All administrative costs of the Premium DRIP will be paid by PET. Unitholders who wish to participate in the Premium DRIP indirectly through the brokers, investment dealers, financial institutions or other similar nominees through which their Trust Units are held should consult such nominees to confirm whether commissions, service charges or other fees are payable.

PET anticipates that distributions and development capital expenditures for 2010 will be funded by funds flow; however, changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Year ended December 31
Distributions ($ thousands)	2009	2008
Cash flows provided by operating activities	228,352	259,764
Net earnings (loss)	14,393	30,785
Distributions	75,838	133,921
Excess of cash flows provided by operating activities over distributions	152,514	125,843
Shortfall of net earnings over distributions	(61,445)	(103,136)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows provided by operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $152.5 million (2008 - $125.8 million) compares to exploration and development expenditures per the Trust’s statement of cash flows of $61.8 million for the year ended December 31, 2009 (2008 - $116.9 million). The excess of cash flows provided by operating activities over distributions increased in 2009 as compared to 2008 as PET adjusted its distribution rate in order to preserve sustainability. In periods where the excess of cash flows provided by operating activities over distributions is less than exploration and development expenditures, the shortfall is funded by additional bank borrowings and external financing activities as appropriate.

The Trust had an excess of distributions over net earnings in 2009 and 2008, and distributions are likely to continue to exceed net earnings in future periods. PET does not typically compare distributions to earnings due to the impact of non-cash items on earnings such as unrealized gains and losses on financial instruments, asset impairment charges and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

Taxation of 2009 cash distributions

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). PET has elected to minimize its tax pool claims in 2009 and, as such, cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2009 taxation year, are 100 percent taxable.

2009 Distributions by month ($ per Trust Unit)
Payment Date	Canadian Taxable Amount	Canadian Tax Deferred Amount (Return of capital)	Total Distribution
February 17, 2009	0.07	0.00	0.07
March 16, 2009	0.07	0.00	0.07
April 15, 2009	0.05	0.00	0.05
May 15, 2009	0.05	0.00	0.05
June 15, 2009	0.05	0.00	0.05
July 15, 2009	0.05	0.00	0.05
August 17, 2009	0.05	0.00	0.05
September 15, 2009	0.05	0.00	0.05
October 15, 2009	0.05	0.00	0.05
November 16, 2009	0.05	0.00	0.05
December 15, 2009	0.05	0.00	0.05
January 15, 2010	0.05	0.00	0.05
Total (1)	0.64	0.00	0.64
Percent of distribution	100	0	100

(1)

Total is based upon cash distributions declared during 2009.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
($ thousands except where noted)	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009
Oil and natural gas revenues before royalties (1)	56,987	47,875	58,631	82,750
Natural gas production (MMcfe/d)	145.9	152.4	165.5	167.1
Funds flow (2)	39,409	59,599	91,186	41,154
Per Trust Unit - basic	0.32	0.49	0.81	0.36
Net earnings (loss)	(11,287)	(44,151)	(8,728)	78,559
Per Trust Unit - basic	(0.09)	(0.36)	(0.08)	0.70
- diluted	(0.09)	(0.36)	(0.08)	0.69
Realized natural gas price ($/Mcfe)	5.87	7.51	9.10	6.46
Average AECO Monthly Index price ($/Mcf)	4.23	3.02	3.66	5.63

	Three months ended
($ thousands except where noted)	Dec 31, 2008	Sept 30, 2008	June 30, 2008	Mar 31, 2008
Oil and natural gas revenues before royalties (1)	109,090	149,216	166,199	121,878
Natural gas production (MMcfe/d)	173.1	183.7	188.4	183.8
Funds flow (2)	61,513	76,380	81,350	56,191
Per Trust Unit - basic	0.55	0.68	0.73	0.51
Net earnings (loss)	(8,986)	180,796	(55,365)	(85,660)
Per Trust Unit - basic	(0.08)	1.62	(0.50)	(0.78)
- diluted	(0.08)	1.60	(0.50)	(0.78)
Realized natural gas price ($/Mcfe)	7.61	8.78	9.00	7.29
Average AECO Monthly Index price ($/Mcf)	6.79	9.25	9.35	7.13

(1)

Excludes realized and unrealized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Oil and natural gas revenues are a function of production levels and natural gas prices. Revenues were highest in the second and third quarters of 2008 when AECO Monthly Index prices are highest, averaging $9.30 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. The Trust uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with PET’s realized gas price and changes in production levels. Funds flows were highest in the second quarters of 2008 and 2009 as a result of realized gas prices of $9.00 and $9.10 per Mcfe, respectively. Funds flows are lowest in the fourth quarter of 2009 due to lower realized gas prices coupled with the effects of declining production relative to previous quarters.

Due to the volatility of natural gas prices and the Trust’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were exceptionally high in the third quarter of 2008 and first quarter of 2009, as a result of unrealized gains on financial instruments of $168.9 million and $95.1 million, respectively. The net losses in the first and second quarters of 2008 and the third quarter of 2009 were due to unrealized losses of $79.3 million, $70.4 million and $45.8 million, respectively on the change in mark-to-market value of PET’s financial instruments during those periods. The net loss in the fourth quarter of 2009 is due to lower funds flows as compared to prior quarters and a substantial increase in the Trust’s DD&A rate, as a result of changes to successful efforts accounting rules surrounding reserves used for depletion calculations.

2010 OUTLOOK AND SENSITIVITIES

Approximately $32 million will have been expended on exploration and development activities by the end of the first quarter with positive results thus far, generating approximately 15 to 17 MMcfe/d of production which is expected to come onstream by early April.

PET was active in the Carrot Creek area during the winter season, drilling six gross (5.2 net) vertical wells targeting tight gas sands. All six wells have been cased, for a 100 percent success rate. Three of the wells have been completed with final test rates of 800 Mcf/d, 2,200 Mcf/d and 4,000 Mcf/d plus associated liquids of approximately 30 to 40 bbls per MMcf/d. The remaining three wells are currently undergoing or awaiting completion operations, and five of the six wells are expected to be on production prior to breakup.

Also in the Carrot Creek/Pembina area, a non-operated horizontal oil well (0.5 net) is currently being drilled targeting the Cardium formation, with completion results expected by the end of March. Warm winter weather and an early spring breakup may delay the completion to the second quarter of 2010. PET is also preparing to drill two horizontal Cardium oil wells immediately after breakup. Should the results of this activity be consistent with the positive industry results on neighboring acreage, PET will review its 2010 capital budget and may incorporate an extensive multiwell pad development program at Carrot Creek in the fourth quarter of 2010.

In the Elmworth area, PET and its partner are preparing to drill three horizontal (1.5 net) Montney gas wells, with the first well expected to spud in July 2010. PET will be carried for its 50 percent share of the capital costs for these three wells.

The Trust has increased its focus on growth opportunities in 2010, with plans in place to exploit several of its opportunities in the Montney formation at Elmworth, the Cardium formation at Carrot Creek and Pembina, the shallow Colorado and Viking shale gas play in east central Alberta and two heavy oil opportunities in northeast Alberta. With success in these resource plays, PET is evolving its sustainable distribution model that balances short term cash returns to its Unitholders and long term value creation through capital reinvestment to incorporate a component of repeatable growth.

PET also closed an acquisition of natural gas assets in the Southern district in January 2010 for total proceeds of approximately $17.5 million, including a $1.8 million deposit paid in 2009, which is expected to add 4 MMcfe/d to the Trust’s annual average production volumes. In addition, PET has spent approximately $11.0 million on further delineation and evaluation of the Trust’s gas storage project at Warwick.

PET continued to supplement its gas price risk management program in 2010, including the crystallization of approximately $57 million in gains in respect of the Trust’s March to October 2010 hedging portfolio in February and March of 2010. The hedge price on the crystallized volumes for the April to October 2010 period was immediately reset to $4.55 per GJ. For April through December 2010 PET has an average of 86 MMcf/d of natural gas production hedged at an average price of $5.59 per Mcf. For January 2011 through October 2011 PET has an average of 46 MMcf/d of gas production hedged at an average price of $7.55 per Mcf.

At current AECO average settled and forward prices of $4.64 per GJ for 2010 the Trust estimates 2010 cash flow of $170 to $180 million. PET has a proactive gas price risk management strategy in place that has resulted in downside protection to this cash flow with financial instruments in place to manage gas price risk for over 50 percent of its 2010 forecast sales and gas over bitumen deemed production volumes. Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 40 to 45 percent for 2010. The current monthly distribution level and planned $80 million exploration and development expenditure program can be funded completely through funds flow, with the additional $10 to $20 million of forecast cash flow directed to reduce bank debt or to increase capital spending on PET’s Cardium tight oil play in the Pembina area of west central Alberta. In addition, PET anticipates approximately $40 million in DRIP proceeds for 2010 will further reduce bank indebtedness by year end 2010, assuming participation in the Trust’s DRIP and Premium DRIP programs continues at the current level of approximately 60 percent.

The following table shows PET’s estimate of key measures for 2010 based on its hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for full year 2010 under several different full year 2010 AECO gas price assumptions.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	151	151	151
Realized gas price ($/Mcfe)	6.32	6.84	7.36
Funds flow (1) ($ millions)	165	185	201
Per Trust Unit (1) ($/Unit/month)	0.109	0.122	0.132
Payout ratio (1) (4) (%)	46	41	38
Ending net debt ($ millions)	469	448	433
Ending net debt to funds flow ratio (2) (times)	2.8	2.4	2.2

(1)

These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(3)

Average AECO settled and forward price for 2010 as at March 8, 2010 was $4.64 per GJ.

(4)

Estimated payout ratio assumes a distribution rate of $0.05 per month per Trust Unit for January through December 2010.

Below is a table that shows sensitivities of PET’s 2010 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Trust Unit
Funds flow sensitivity analysis ($ per Trust Unit)	Change	Annual	Monthly
Business Environment
Natural gas price at AECO	$0.25 per Mcf	0.033	0.003
Interest rate on debt	1%	0.021	0.002
Operational
Production volume	5 MMcfe/d	0.071	0.006
Operating costs	$0.10 per Mcfe	0.043	0.004
Cash general and administrative expenses	$0.10 per Mcfe	0.043	0.004

The Trust’s outlook and sensitivities assume operating costs of $2.00 per Mcfe, cash general and administrative expenses of $0.60 per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Trust’s financial and physical forward sales portfolio at March 8, 2010. Cash general and administrative expenses are equal to general and administrative expenses before Trust Unit-based compensation.

Conversion to corporation

The Board of Directors of Paramount Energy Operating Corp., the Administrator of PET, unanimously approved the conversion of the Trust to a corporation which, subject to approval of PET’s Unitholders as well as customary court and regulatory approvals, is anticipated to be completed at the Annual General and Special Meeting of the Trust scheduled for June 17, 2010. The principal reason for the decision to convert from a trust structure to a corporation is the change in Canadian tax law whereby the government will begin imposing taxes on income trusts on January 1, 2011.

Following a thorough analysis of the various strategic alternatives with respect to PET’s structure going forward as well as PET’s current Unitholder base, PET has concluded that the proposed conversion will provide broadened access to capital markets by putting the constraints of the SIFT structure imposed by the new tax legislation behind us. In addition, Canadian taxable PET Unitholders will benefit from a more tax effective treatment of their cash dividends following the conversion to a corporate structure. PET Unitholders will also benefit from a simplified and more efficient corporate structure and under the current legislation the conversion can be structured on a tax deferred basis for Canadian income tax purposes. The details of the conversion will be contained in an information circular which is anticipated to be mailed to Unitholders in May 2010.

Following the conversion it is anticipated that a monthly dividend of $0.05 per Trust Unit per month will be paid, consistent with PET’s current distribution policy. Subject to future fluctuations in commodity prices and other operational variables, and potential changes to capital requirements as PET continues to add to and develop the growth-oriented portion of its asset base, PET intends to continue to maintain a $0.05 monthly dividend for the foreseeable future prior to and following conversion to a corporation.

The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by Unitholders present in person or by proxy at a meeting of the Trust’s Unitholders.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions on Trust Units measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcf of natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to cash from operating activities, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt

Net debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures, measured at principal amount. Net debt and total net debt are used by management to analyze leverage. Net debt and total net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Following is a discussion of the critical accounting estimates that are inherent in the preparation of the Trust’s consolidated financial statements and notes thereto.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Trust capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Trust’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

PET’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Trust’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Trust records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of PET’s assessment of its petroleum and natural gas properties for impairment.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

Impairment of petroleum and natural gas properties

The Trust reviews its proved properties for impairment on an operational field basis. For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Trust on the balance sheet date. Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Trust’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments. PET engages an independent environmental consulting firm to analyze and prepare an annual estimate of the Trust’s asset retirement obligations in accordance with National Instrument 51-101. The asset retirement obligation does not include any adjustment for the net salvage value of tangible equipment and facilities.

NEW ACCOUNTING STANDARDS

Goodwill and intangible assets

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” was withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 eliminates the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

Business combinations

In December 2008, the CICA issued section 1582 “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for PET on January 1, 2011 with prospective application. PET did not early adopt this standard in 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. PET’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

The Trust has identified key internal personnel with expertise to manage its transition to IFRS. During 2009, PET staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on training sessions put on by various accounting service firms. During 2009 PET personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. As a result of proposed changes to certain IFRS standards, together with the current stage of the Trust’s IFRS project, PET cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results. The Trust has identified potential differences between IFRS and Canadian GAAP, as described below.

Property, plant and equipment

PET currently groups similar assets for DD&A purposes under successful efforts accounting. Under IFRS, individual components of an item of property, plant and equipment may be separated and depreciated separately over their respective useful lives. PET, as a successful efforts reporter under Canadian GAAP, anticipates that IFRS transition adjustments on its oil and gas assets will not be as extensive had it been full cost oil and gas reporter.

Asset and goodwill impairment

Under Canadian GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and only the second fair value test is used both to guage the likelihood of and record the amount of the impairment. Generally, more impairment losses will result from applying IFRS standards as compared to Canadian GAAP. Impairment losses can also be reversed under IFRS, which is not permitted under Canadian GAAP.

Goodwill impairment is assessed under Canadian GAAP by comparing the carrying value of each reporting unit, including goodwill, to the fair value of the reporting unit. Under IFRS, goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the combination, and an impairment loss is recognized when the recoverable amount is less than the carrying amount, including goodwill.

Asset retirement obligation

Under Canadian GAAP, future asset retirement obligations are discounted to arrive at a net present value using a credit-adjusted risk-free interest rate. Under IFRS such obligations are also discounted, but the discount rate used is not credit-adjusted, leading to generally higher asset retirement obligations than under Canadian GAAP.

Further differences may be identified as PET continues its review of IFRS standards in 2010.

Prior to the implementation date, the Trust intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, PET will decide on accounting policies permissible under IFRS, which fit the Trust’s operations and business strategy. PET intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011. PET will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

RISK FACTORS

PET’s operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Changes in tax legislation

The treatment of mutual fund trusts could be changed in a manner which adversely affects Unitholders. If we cease to qualify as a “mutual fund trust” under the Income Tax Act (Canada), the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Income tax laws, or other laws or government incentive programs relating to the natural gas industry such as the treatment of mutual fund trusts and resource taxation may be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over us or the Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practices to our detriment or to the detriment of Unitholders.

The Administrator intends that PET will continue to qualify as a mutual fund trust for purposes of the Income Tax Act (Canada) until such time as the Trust decides to convert to a corporation as may be encouraged by the changes to the Trust Tax Legislation announced on October 31, 2006. We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and our Unitholders. Some of the consequences of losing mutual fund trust status are as follows:

  We would be taxed on certain types of income distributed to Unitholders including income generated by the royalties held by us. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders who are not residents of Canada and residents of Canada who are otherwise exempt from Canadian income tax;

  We would cease to be eligible for the capital gains refund mechanism available under Canadian tax legislation;

  Trust Units held by Unitholders who are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them; and

  Trust Units would not constitute qualified investments for registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”) or deferred profit sharing plans (“DPSPs”). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1 percent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units it may have its registration revoked by the Canada Revenue Agency.

The Administrator may take certain measures in the future to the extent it believes necessary to ensure that we maintain our status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly “non-residents” of Canada as defined in the Income Tax Act (Canada).

Strategy post-2010

The Trust anticipates converting to a corporation before January 1, 2011. The corporate conversion is expected to be achieved through a Plan of Arrangement which must be approved by the Administrator’s Board of Directors as well as the Trust’s Unitholders through a meeting currently anticipated to be held in 2010. There is a risk that Unitholders may not approve the proposed conversion to a corporation, however the Canadian government has legislated the SIFT tax beginning in 2011 which effectively removes the benefits of remaining a trust. There is also a risk that conversion could create a taxable event for some Unitholders.

Trust Units as qualified investments under the Income Tax Act (Canada)

The Income Tax Act (Canada) imposes penalties for the acquisition or holding of non-qualified investments by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Should the Trust Units become non-qualified investments for the purpose of being held in such plans, the plans might become liable for penalties and the market for the Trust Units may be adversely affected.

Trust Tax Legislation

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts have a four-year transition period and, subject to the qualification below, the new tax will apply in January 2011. Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the market value of the Trust’s Units, which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Shut-in natural gas reserves as a result of gas over bitumen issues

Recent decisions by the AEUB have brought into question our ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca oil sands area in northeast Alberta. The AEUB has ordered shut-in of some of our production and reserves in this area.

On July 24, 2007 the ERCB’s predecessor, the AEUB released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the AEUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery. It is possible that such a strategy, when drafted and implemented by the AEUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

On October 16, 2009 PET announced that the ERCB issued Decision 2009-061 in response to applications by Sunshine Oilsands Ltd. and Total E&P Canada Ltd. for the shut-in of gas in the Liege Field within the Athabasca oil sands area. Having considered the evidence submitted to an interim hearing, the ERCB concluded that production of gas from 228 intervals in 158 wells may present a risk to future bitumen recovery, pending the outcome of the full hearing of the applications. The Board also decided to shut-in gas on an interim basis from 51 additional intervals in the Liege Wabiskaw A Pool, 15 additional intervals in the Liege Leduc A Pool, two additional intervals in the Liege Wabiskaw O Pool, and one additional interval in the Liege Wabiskaw M Pool.

Gas production of approximately 8.6 MMcf/d from a total of 70 wells was shut-in by the Trust effective October 31, 2009, pursuant to Decision
2009-061. An additional 18 wells with production of approximately 1.9 MMcf/d have also been shut-in due to the shut-in of facilities in the area.

The AEUB has also indicated that it believes there is a need to assess whether additional gas production should be curtailed in situations similar to those considered at hearings to-date and whether there is a need for a broad bitumen conservation strategy in all areas where natural gas production may interfere with eventual bitumen recovery. It is possible that such a strategy, when drafted and implemented by the ERCB (formerly AEUB), will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern as gas production from a portion or all of these zones may be identified in the future as posing a potential concern with respect to communication with potentially recoverable bitumen resources.

While we have no significant additional production recommended for shut-in by any party or the ERCB at this time and royalty adjustments are being received for production currently shut-in, we cannot ensure that additional production will not be shut-in in the future or that we will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to Unitholders.

Solution gas ownership

A portion of PET’s natural gas production is from properties where third parties hold bitumen rights.  Certain of these third parties have suggested that “solution gas” exists within the bitumen and that therefore this solution gas is the property of the bitumen rights holder.  If this is proven to be correct, and if it is demonstrated that this solution gas has been or may continue to be produced in association with the recovery of PET’s conventional natural gas rights, these facts may give rise to a third party claim for compensation.  A successful claim in this regard may have a material adverse effect on the Trust’s business, financial condition and operations.

Exploration, development and production risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Trust depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Trust may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Trust’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Trust will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Trust may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Trust.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Trust may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Trust. In accordance with industry practice, the Trust is not fully insured against all of these risks, nor are all such risks insurable. Although the Trust maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Trust could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Global financial crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused volatility to commodity prices. These conditions worsened in 2008 and continued in 2009 causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Although economic conditions improved towards the latter portion of 2009, these factors have negatively impacted company valuations and may impact the performance of the global economy going forward.

Prices, markets and marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Trust is and will continue to be affected by numerous factors beyond its control. The Trust’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Trust may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of the Trust’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of the Trust’s reserves. The Trust might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Trust’s expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Trust. These factors include economic conditions, in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Trust’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Trust may, in part, be determined by the Trust’s borrowing base. A sustained material decline in prices from historical average prices could reduce the Trust’s borrowing base, therefore reducing the bank credit available to the Trust which could require that a portion, or all, of the Trust’s bank debt be repaid.

The Trust manages commodity price uncertainty through financial hedges and physical forward sale arrangements. There is a credit risk associated with counterparties with which the Trust may contract.

Failure to realize anticipated benefits of acquisitions and dispositions

The Trust makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Trust’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Trust. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, noncore assets are periodically disposed of, so that the Trust can focus its efforts and resources more efficiently. Depending on the state of the market for such noncore assets, certain noncore assets of the Trust, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Trust.

Operational dependence

Other companies operate some of the assets in which the Trust has an interest. As a result, the Trust has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Trust’s financial performance. The Trust’s return on assets operated by others therefore depends upon a number of factors that may be outside of the Trust’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project risks

The Trust manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Project cost over runs could make a project uneconomic. The Trust’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Trust’s control, including:

-  the availability of processing capacity;

-  the availability and proximity of pipeline capacity;

-  the availability of storage capacity;

-  the supply of and demand for oil and natural gas;

-  the availability of alternative fuel sources;

-  the effects of inclement weather;

-  the availability of drilling and related equipment;

-  unexpected cost increases;

-  accidental events;

-  currency fluctuations;

-  changes in regulations;

-  the availability and productivity of skilled labour; and

-  the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Trust could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. The Trust competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Trust also competes with other companies and other energy trusts for all of its business inputs including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust endeavours to be competitive by maintaining a strong financial condition through attracting and retaining technically competent and accountable staff, by refining and enhancing business processes on an ongoing basis and by utilizing current technologies to enhance exploitation, development and operational activities. The Trust’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Trust. The Trust’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase the Trust’s costs, any of which may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, the Trust will require licenses from various governmental authorities. There can be no assurance that the Trust will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require additional expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Trust to incur costs to remedy such discharge. Although the Trust believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Climate change

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”.

There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Recently, representatives from approximately 170 countries met in Copenhagen, Denmark to attempt to negotiate a successor to the Kyoto Protocol. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol. The Trust’s exploration and production facilities and other operations and activities emit greenhouse gases and require the Trust to comply with Alberta’s greenhouse gas emissions legislation contained in the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation. The Trust will also be required comply with the regulatory scheme for greenhouse gas emissions ultimately adopted by the federal government, which are now expected to be consistent with the regulatory scheme for greenhouse gas emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Trust. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on the Trust and its operations and financial condition.

The direct or indirect costs of these regulations may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Variations in foreign exchange rates and interest rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact the Trust’s production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of the Trust’s reserves as determined by independent evaluators.

To the extent that the Trust engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Trust may contract.

An increase in interest rates could result in an increase in the amount the Trust pays to service debt, which could negatively impact the market price of the Trust Units.

Substantial capital requirements

The Trust anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Trust’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future exploration and development programs and fund future acquisitions. In addition, uncertain levels of near term industry activity coupled with the present global credit crisis exposes the Trust to additional access to capital risk. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Trust. The inability of the Trust to access sufficient capital for its operations could have a material adverse effect on the Trust’s business financial condition, results of operations and prospects.

Additional funding requirements

The Trust’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Trust may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Trust to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Trust’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Trust’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Trust’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to the Trust. Continued uncertainty in domestic and international credit markets could materially affect the Trust’s ability to access sufficient capital for its capital expenditures and acquisitions, and as a result, may have a material adverse effect on the Trust’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects.

Issuance of debt

From time to time the Trust may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Trust’s debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Trust may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Trust’s articles nor its bylaws limit the amount of indebtedness that the Trust may incur. The level of the Trust’s indebtedness from time to time, could impair the Trust’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Availability of drilling equipment and access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Trust and may delay exploration and development activities.

Title to assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Trust’s claim which may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Reserve estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Trust’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the Trust’s independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from the Trust’s oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Trust intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date, and has not been updated and thus does not reflect changes in the Trust’s reserves since that date.

Insurance

The Trust’s involvement in the exploration for and development of oil and natural gas properties may result in the Trust becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although the Trust maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, the Trust may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Trust. The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Geopolitical risks

The marketability and price of oil and natural gas that may be acquired or discovered by the Trust is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil and natural gas. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have an impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Trust’s net production revenue.

In addition, the Trust’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Trust’s properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects. The Trust will not have insurance to protect against the risk from terrorism.

Management of growth

The Trust may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Trust to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Trust to deal with this growth may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Expiration of licenses and leases

The Trust’s properties are held in the form of licences and leases and working interests in licences and leases. If the Trust or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Trust’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects.

Cyclical and seasonal impact on industry

The Trust’s operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on the Trust’s financial condition.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity which could impact the production and future revenues of the Trust. In addition high demand for equipment in winter months for areas limited to winter access could result in increased costs and the inability to execute the Trust’s desired exploration and development programs.

Third party credit risk

The Trust may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, commodity price and currency hedge contract counterparties, and other parties. In the event such entities fail to meet their contractual obligations to the Trust, such failures may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in the Trust’s ongoing capital program, potentially delaying the program and the results of such program until the Trust finds a suitable alternative partner.

Conflicts of interest

Certain directors of the Administrator are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Reliance on key personnel

The Trust’s success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Trust’s business, financial condition, results of operations and prospects. The contributions of the existing management team to the immediate and near term operations of the Trust are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Trust will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Administrator.

Operations in other jurisdictions and other business activities

Our operations and the expertise of our management are currently focused on conventional shallow and unconventional tight gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Trust being adversely affected. In either case, our future operational and financial conditions could be materially adversely affected.

Lender limitations on distributions on Trust Units and cash redemptions of Trust Units

Under the terms of the credit facility with our lenders, if the lenders determine that our borrowing base under the facility has been exceeded by the amount loaned and assuming there is not a demand for repayment we will be precluded from providing distributions on Trust Units and from paying cash for redemptions of Trust Units until our borrowing base no longer is in a shortfall position. Our lenders may also restrict our ability to pay distributions when we are in breach or default of agreements with the lenders.

The lenders will be provided with security over substantially all of our assets. If we become unable to pay our debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.

Disposition of Trust Units

The right to redeem Trust Units will not be the primary mechanism for Unitholders to liquidate their investments. Further, there may not be an active trading market for the Trust Units that would facilitate other sales. Generally, we will not redeem in cash more than $100,000 of Trust Units in any one calendar month. Instead we will pay such excess redemption amount by the issuance of promissory notes of PET which will be unsecured, subordinated to all of our indebtedness and due and payable five years after issuance. No market is expected to develop for the promissory notes. Our ability to pay redemptions in cash or to make payment on promissory notes may be further restricted by our lenders.

A return on an investment in the Trust is not comparable to the return on an investment in a fixedincome security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although we intend to make distributions of available cash to holders of Trust Units, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: our financial performance and the financial performance of Paramount Operating Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust’s cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor’s after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally taxdeferred (and reduce the Unitholder’s cost base in the Trust Unit for tax purposes).

Dilution

To maintain or expand our natural gas reserves we will need to finance capital expenditures and property acquisitions. Consequently, you may suffer dilution as a result of any future offering of Trust Units or securities convertible into Trust Units.

Statutory rights related to Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in either the Administrator or the Trust. Corporate law does not govern the Trust and the rights of Unitholders. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder’s position as such may be quite different than that of a shareholder of a corporation.

Personal liability

Unitholders are not protected from our liabilities to the same extent that a shareholder would be protected from a corporation’s liabilities. For example, personal liability of Unitholders may arise from claims in tort or claims for taxes against PET. Unlike many other royalty trusts and income funds, the Trust’s structure does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to Unitholders. As a result, ownership of Trust Units may expose you to personal liability.

Note, however, that on July 1, 2004 the Income Trust Liability Act (Alberta) came into force creating a statutory limitation on the liability of unitholders of Alberta income trusts such as PET. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee. The implementation of the Income Trust Liability Act (Alberta) assists in mitigating the effect of the Trust’s structure and its lack of an inter-positioned limited liability entity. This legislation has not been subject to interpretation by the courts in the Province of Alberta.

Generally accepted accounting principles (“GAAP”)

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price. The carrying value of property, plant and equipment, the carrying value of goodwill and the value of hedging instruments are some of the items which are subject to valuation and potential non-cash write-downs.

Permitted investments

We may invest in certain permitted investments of which the market value may fluctuate. For example, the prices of Canadian government securities, bankers’ acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other permitted investments in energy-related entities will be subject to the general risks of investing in equity securities. These include the risks that the financial condition of issuers may become impaired or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors including: governmental, environmental and regulatory policies; inflation and interest rates; economic cycles; and global, regional and national events. The value of the Trust Units could be affected by adverse changes in the market values of permitted investments.

Trust structure

Currently, PET’s assets are well suited to the cash distributing model of the trust structure, however, the changes in the Trust Tax Legislation have affected our Unitholder base and our access to capital. In order to maximize short term and long term value for Unitholders we may make changes to our operations and assets as well as our capital structure. This may cause us to consider alternative structures for the Trust.

Changes in distributions

The Board of Directors of the Trust’s Administrator assess the distribution on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities and may vary materially from previous distributions.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions. Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production, and therefore its funds flows, will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of
$100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Reserve estimates

Estimates of PET’s natural gas reserves depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of natural gas exists at a particular location and whether, and the extent to which, natural gas is recoverable from a reservoir. The reliability of reserve estimates depends on:

  whether the prevailing tax rules and other government regulations will remain the same as on the date estimates are made;

  whether existing contracts remain the same as on the date estimates are made;

  whether natural gas and other prices will remain the same as on the date estimates are made;

  the production performance of our reservoirs;

  extensive engineering judgments;

  the price at which recovered natural gas can be sold;

  the costs associated with recovering natural gas;

  the prevailing environmental conditions associated with drilling and production sites;

  the availability of enhanced recovery techniques; and

  the ability to transport natural gas to markets.

In accordance with applicable securities laws, the Trust’s independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Operational matters

The Trust’s operations may be delayed or unsuccessful for many reasons including cost overruns, lower natural gas prices, equipment shortages, mechanical and technical difficulties and labour problems. The Trust’s operations will also often require the use of new and advanced technologies which can be expensive to develop, purchase and implement and may not function as expected. PET may experience substantial cost overruns caused by changes in the scope and magnitude of our operations, employee strikes and unforeseen technical problems including natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions giving rise to liability to third parties. In particular, drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. Drilling for natural gas could result in unprofitable efforts, not only from dry wells but from wells that are productive but do not produce enough net revenue to return a profit after drilling, operating and other costs. The costs of drilling, completing and operating wells are often uncertain. In addition, our operations depend on the availability of drilling and related equipment in the particular areas where exploration and development activities will be conducted. Demand for the equipment or access restrictions may affect the availability of that equipment and, consequently, delay operations.

Continuing production from a property, and to some extent marketing of production therefrom, is largely dependent upon economic variables and the ability of the operator of the property. Operating costs on most properties have increased over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction in distributions on Trust Units could result in such circumstances.

Expansion of operations

The operations and expertise of management of the Trust are currently focused on natural gas production and development in the Western Canadian Sedimentary Basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Trust being adversely affected.

Acquisitions

The price paid for asset acquisitions is based on the Trust’s internal assessment of the reserves and future production potential adjusted for risk. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas, and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in prices of and markets for petroleum and natural gas from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the Trust Units. In addition, all such estimates involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact funds flows and distributions to Unitholders.

Debt service

Amounts paid in respect of interest and principal on debt will reduce distributions. Variations in interest rates and scheduled principal repayments could result in changes in the amount required to be applied to debt service before payment of distributions. Certain covenants of the agreements with PET’s lenders may also limit distributions. Although PET believes the credit facilities will be sufficient for the Trust’s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of PET. If PET becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.

Net asset value

The net asset value of the assets of the Trust will vary from time to time dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units from time to time are also determined by a number of factors that are beyond the control of management and such trading prices may vary from the net asset value of the Trust’s assets.

Insurance risk

Exploration for natural gas and the production of natural gas are hazardous undertakings. Natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, fires, equipment failure and loss of well control which can injure or kill people, damage or destroy wells and production facilities and damage other property and the environment. Losses and liabilities arising from such events could reduce the Trust’s revenues or increase costs and have a material adverse effect on the Trust’s operations or financial condition.

PET may be unable to obtain insurance against these risks at premium levels that justify its purchase. Further, insurance may be unavailable or any insurance we may obtain may be insufficient to provide full coverage. The occurrence of an event that is not fully insured could have a material adverse effect on PET’s financial position and reduce or eliminate distributions to Unitholders.

Additional financing

PET’s primary source of bank financing is a demand credit facility with a syndicate of Canadian chartered banks in the amount of $360 million. The revolving nature of the credit facility is presently due to expire on May 24, 2010. PET expects that the facility will be extended at that date. If the facility is not extended it will be subject to a one year term-out provision and the Trust will need to find alternative sources of financing. In addition the credit facility is subject to semi-annual borrowing base redeterminations. The lenders’ assessments of the lending value attributable to PET’s reserves may limit the amount available under the facility. If alternative sources of financing are not available, or are more expensive than the current credit facility, PET may be unable to effectively operate its business or pay distributions to Unitholders.

In the normal course of making capital investments to maintain and expand the oil and natural gas reserves of the Trust, additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time the Trust issues Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely, to the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Trust’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, to pay debt services charges or to reduce debt, distributions will be reduced.

Financial instruments

The nature of PET’s operations results in exposure to fluctuations in commodity prices. The Trust will monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate its exposure to these risks. PET may be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. From time to time the Trust may enter into risk management activities in an effort to mitigate the potential impact of declines in natural gas prices. These activities may consist of, but are not limited to:

  buying a price floor under which the Trust will receive a minimum price for natural gas production;

  buying a collar under which the Trust will receive a price within a specified price range for natural gas production;

  selling call options to third parties, giving them the right to purchase natural gas from the Trust at a specified price in future periods in exchange for an upfront cash payment to PET;

  entering into fixed price contract for natural gas production; and

  entering into contracts to fix the basis differential between natural gas markets.

If product prices increase above the levels specified in PET’s various hedging agreements, the Trust would be precluded from receiving the full benefit of commodity price increases.

In addition, by entering into these hedging activities the Trust may suffer financial loss if:

  PET is unable to produce sufficient quantities of natural gas to fulfill its obligations;

  PET is required to pay a margin call on a financial hedge contract; or

  PET is required to pay royalties based on a market or reference price that is higher than its hedged fixed or ceiling price.

Non-resident ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Income Tax Act, the Trust intends to comply with the requirements of the Income Tax Act for “mutual fund trusts” at all relevant times. In this regard, the Trust shall among other things, monitor the ownership of the Trust Units to carry out such intentions. The Trust Indenture provides that if at any time the Trust becomes aware that the beneficial owners of 48 percent or more of the Trust Units then outstanding may be non-residents or that such a situation is imminent, the Trust shall take such actions as may be necessary to carry out the foregoing intention.

Accounting write-downs as a result of GAAP

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavorably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price. The carrying value of property, plant and equipment including unproved properties, the carrying value of goodwill and the value of hedging instruments are some of the items which are subject to valuation and potential non-cash write-downs.

Renegotiation or termination of contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Environmental considerations

Compliance with health, safety and environmental laws and regulations could materially increase the Trust’s costs. PET will incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. These include costs to reduce certain types of air emissions and discharges and to remediate contamination at various facilities and third party sites where the Trust’s products or wastes will be handled or disposed.

PET is subject to statutory strict liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of the Trust’s licenses. As a result, anyone who suffers losses or damages as a result of pollution caused by PET’s operations can claim compensation without needing to demonstrate that the damage is due to any fault on the Trust’s part.

New laws and regulations, tougher requirements in licensing, increasingly strict enforcement of, or new interpretations of, existing laws and regulations and the discovery of previously unknown contamination may require future expenditures to:

-  modify operations;

-  install pollution control equipment;

-  perform site clean-ups; or

-  curtail or cease certain operations.

In addition, increasingly strict environmental requirements may affect product specifications and operational practices. Future expenditures to meet such specifications could have a material adverse effect on the Trust’s operations or financial condition. Any abandonment costs PET incurs will reduce cash available for distribution to Unitholders and other uses.

The Trust is proactive in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its properties. All government regulations and procedures are followed in adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

Government regulation risk

PET operates in a highly regulated industry and it is possible any changes in such regulation or adverse regulatory decisions could affect our production which could reduce distributions to Unitholders. Additional details with respect to the gas over bitumen regulatory issue are described elsewhere in this MD&A.

Commodity price, foreign exchange and interest rate risk

The two most important factors affecting the level of cash available for distribution to Unitholders are the level of production achieved by PET, and the price received for its production. These prices are influenced in varying degrees by factors outside the Trust’s control. Some of these factors include:

  economic conditions which influence the demand for natural gas and the level of interest rates set by the governments of Canada and the U.S.;

  weather conditions that influence the demand for natural gas;

  transportation availability and costs; and

  price differentials among markets based on transportation costs to major markets.

To mitigate these risks, PET has an active gas price risk management program in place based on an established set of criteria that has been approved by the Board of Directors of the Administrator. The results of this program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our price risk management strategy, PET also mitigates risk by having a diversified gas marketing portfolio and by transacting with a number of counter-parties and limiting exposure to each counterparty.

The contracts that PET has with aggregators of natural gas vary in length. They represent a blend of domestic markets with fixed and floating prices designed to provide price diversification to our revenue stream.

PET is also subject to interest rate risk to the extent its credit facility bears interest at a floating rate based on the lender’s prime rate, and foreign exchange rate risk as a portion of the Trust’s gas sales are on NYMEX and therefore denominated in US dollars. The Trust mitigates interest rate risk by having a portion of its overall debt in convertible debentures, which bear a fixed interest rate. PET may enter into financial forward foreign exchange contracts in order to limit exposure to US dollar sales from time to time, as the Trust considers appropriate.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws. This information and these statements relate to future events or to our future performance. All statements other than statements of historical fact may be forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this annual information form contains forward-looking information and statements pertaining to the following: the quantity and recoverability of PET’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash distributions, and the funding and tax treatment thereof; amount of future abandonment and reclamation costs, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Trust’s asset base; the Trust’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Trust’s assets and prospect inventory and estimates of net asset value; ability to fund distributions and exploration and development; our corporate strategy, including converting from an income trust to a corporation, the timing thereof and expenses related to the conversion, expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Trust’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and distributions; intentions with respect to preservation of tax pools of and taxes payable by the Trust; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans; the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers; Crown royalty rates; PET’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations and the planned conversion to a corporation in 2010; and the reliance on third parties in the industry to develop and expand PET’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Trust including, without limitation, that PET will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of PET to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of PET’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Trust’s capital and operating requirements as needed; and the extent of PET’s liabilities.

PET believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding PET’s products; risks inherent in PET’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by PET or by third party operators of PET’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of PET’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Trust, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in PET’s public disclosure documents including, without limitation, those risks and contingencies described above and under ‘‘Risk Factors” in this MD&A. The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Trust or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on PET, including the most recent filed Annual Report and Annual Information Form, can be accessed at www.sedar.com or from the Trust’s website at www.paramountenergy.com.

The consolidated financial statements of PET are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares PET’s financial performance in 2008 to 2007 and should be read in conjunction with the consolidated financial statements and accompanying notes.

MANAGEMENT’S REPORT

The consolidated financial statements of Paramount Energy Trust are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares PET’s financial performance in 2009 to 2008 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over PET’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at PET provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2008 and 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the Unitholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the Unitholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, PET’s financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

SUSAN L. RIDDELL ROSE

CAMERON R. SEBASTIAN

                  President &                                                                           Vice President, Finance &
                  Chief Executive Officer                                                        Chief Financial Officer

March 8, 2010

AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“the Trust”) as at December 31, 2009 and 2008 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2010 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 8, 2010

CONSOLIDATED BALANCE SHEETS

As at	December 31, 2009	December 31, 2008
($ thousands)
Assets
Current assets
Accounts receivable	$ 34,079	$ 63,107
Prepaids and deposits	12,910	11,747
Marketable securities (note 2)	163	127
Financial instruments (note 11)	46,152	45,262
	93,304	120,243

Property, plant and equipment (notes 3 and 4)	921,705	954,153
Goodwill	29,129	29,129
Financial instruments (note 11)	21,167	13,406
	$ 1,065,305	$ 1,116,931

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 41,722	$ 61,715
Distributions payable	6,311	11,297
Bank debt (note 6)	7,569	9,828
Convertible debentures (note 7)	55,271	5,848
	110,873	88,688

Long term bank debt (note 6)	262,393	276,976
Convertible debentures (note 7)	164,926	221,518
Gas over bitumen royalty adjustments (note 14)	77,167	74,643
Asset retirement obligations (note 10)	194,588	179,723
Future income taxes (note 13)	-	16,086
Non-controlling interest (note 5)	1,479	1,871

Unitholders’ equity
Unitholders’ capital (note 8)	1,156,245	1,108,453
Equity component of convertible debentures (note 7)	10,844	7,335
Contributed surplus (note 9)	19,470	12,873
Deficit	(932,680)	(871,235)
	253,879	257,426
	$ 1,065,305	$ 1,116,931

See accompanying notes

Basis of presentation: note 1

Commitments and contingencies: notes 11, 12 and 14

ROBERT A. MAITLAND

JOHN W. PELTIER

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

	Year Ended December 31
	2009	2008
($ thousands except per Unit amounts)
Revenue
Oil and natural gas	$ 246,243	$ 543,576
Royalties	(17,372)	(92,260)
Realized gain/(loss) on financial instruments (note 11)	166,340	(1,283)
Unrealized gain on financial instruments (note 11)	7,837	38,657
Call option premiums received (note 11)	5,740	3,408
Gas over bitumen revenue (note 14)	2,712	5,702
	411,500	497,800

Expenses
Operating	105,092	120,611
Transportation	11,684	14,082
Exploration	21,838	34,118
General and administrative (note 9)	39,615	37,626
Interest and other	11,884	13,822
Interest on convertible debentures	18,243	18,345
Gain on sale of property, plant and equipment (note 3)	(8,471)	(6,025)
Depletion, depreciation and accretion (note 3)	197,690	218,542
	397,575	451,121
Earnings before income taxes	13,925	46,679
Future income tax expense (note 13)	371	16,086
Net earnings before non-controlling interest	13,554	30,593
Non-controlling interest (note 5)	839	192
Net earnings	14,393	30,785
Deficit, beginning of year	(871,235)	(768,099)
Distributions declared	(75,838)	(133,921)
Deficit, end of year	(932,680)	(871,235)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of the year	$ (932,680)	$ (871,235)

Earnings per Trust Unit (note 8(c))
Basic	$ 0.12	$ 0.28
Diluted	$ 0.12	$ 0.27

Distributions per Trust Unit	$ 0.64	$ 1.20

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2009	2008
($ thousands)
Cash provided by (used for)
Operating activities
Net earnings	$ 14,393	$ 30,785
Items not involving cash
Depletion, depreciation and accretion	197,690	218,542
Trust Unit-based compensation	7,481	5,671
Unrealized gain on financial instruments	(7,837)	(38,657)
Gain on sale of property, plant and equipment	(8,471)	(6,025)
Future income taxes	371	16,086
Non-cash interest expense on convertible debentures (note 7)	3,242	3,302
Gain on marketable securities	(36)	172
Non-controlling interest	(839)	(192)
Non-cash exploration expense	11,289	21,522
Gas over bitumen royalty adjustments (note 14)	7,662	15,050
Expenditures on asset retirement obligations	(3,715)	(5,226)
Gas over bitumen royalty adjustments not yet received (note 14)	(5,138)	-
Change in non-cash working capital	12,260	(1,266)
Cash flow provided by operating activities	228,352	259,764

Financing activities
Issue of Trust Units (notes 7 and 8)	1,178	4,031
Distributions to Unitholders	(62,294)	(114,067)
Repayment of convertible debentures (note 7)	(5,866)	-
Issue fees for convertible debentures (note 7)	(1,036)	-
Change in bank debt	(69,291)	(55,386)
Change in non-cash working capital	(7,707)	(1,614)
	(145,016)	(167,036)
	83,336	92,728

Investing activities
Acquisition of properties and corporate assets	(18,532)	(7,294)
Acquisition of Profound, including costs (note 4)	(27,536)	-
Exploration and development expenditure	(61,769)	(116,913)
Proceeds on sale of property and equipment	26,580	24,220
Proceeds on sale of investment	-	770
Acquisition of non-controlling interest (notes 4 and 5)	447	-
Change in non-cash working capital	(2,526)	6,489
	(83,336)	(92,728)
Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -
Interest paid	$ 22,454	$ 28,764
Taxes paid	-	-

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in $ thousands Cdn except as noted)

1.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

a)

Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned with the exception of Severo Energy Corporation (see note 5).

b)

Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. Unproved properties are carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying value in excess of fair value charged to earnings. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value. The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from ten percent to 33 percent.

c)

Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows, credit adjusted risk-free rate or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO, with a corresponding increase/decrease in the carrying amount of property, plant and equipment. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Foreign currency translation  Foreign currency translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)

Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost (see note 11).

The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The Trust has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Trust considers all commodity contracts to be effective economic hedges. The fair values, taking credit risk into consideration, of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Trust’s balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in PET’s statement of earnings.

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

The Trust measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. The Trust continuously evaluates all new material contracts for existence of embedded derivatives. No material embedded derivatives have been identified throughout the course of these evaluations. Costs incurred to issue convertible debentures are recorded against the related financial liability. The Trust has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

f)

Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are currently taxable only on income that is not distributed or distributable to the Unitholders. Effective January 1, 2011, the Trust will no longer be able to deduct distributions to Unitholders in determining taxable income (see note 13). The Administrator has no tax balances.

PET and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)

Incentive plans  PET has a Unit Incentive Plan and a Bonus Rights Plan as described in note 9. Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method and expensed over the estimated life of the Incentive Rights. Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they vest, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)

Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i)

Revenue recognition  Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

j)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. An initial assessment is made by comparing the fair value, which includes goodwill, to the book values of the reporting unit. If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

k)

Gas over bitumen royalty adjustments  The majority of royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences. Therefore, these royalty adjustments will be included in earnings when such determination can be made. For certain wells which have been sold to a third party, the Trust continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer. Adjustments received for these wells are recorded as revenue.

l)

Convertible debentures  The Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings. The convertible debentures are carried net of issue costs on the balance sheet. The issue costs are amortized to earnings using the effective interest rate method.

m)

Marketable securities  The Trust accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n)

Comparative figures in the prior year comparative financial statements have been reclassified in order to conform with current year presentation.

o)

New accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which replaced CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” was withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 eliminated the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. The pronouncement was effective starting with the year-ended December 31, 2009; implementation of this standard had no impact on the Trust’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of Unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. PET has not early adopted Section 1582 as at December 31, 2009.

International Financial Reporting Standards

Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. At this time, the impact on PET’s financial position and results of operations has not yet been determined for any of the IFRS conversion impacts identified.

Financial Instruments

In May 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Trust on December 31, 2009.

2.    MARKETABLE SECURITIES

At December 31, 2009, marketable securities comprised of a $0.2 million investment in Ember Resources Inc. (“Ember”), a publicly traded oil and gas company. The Trust previously had an investment in Cordero Energy Inc. (“Cordero”). On July 4, 2008, Cordero entered into an agreement to sell all of its outstanding common shares to Ember in exchange for a combination of cash and common shares of the acquirer. The transaction between Cordero and Ember closed on September 5, 2008, at which time the Trust recorded proceeds on disposition of marketable securities of $0.8 million related to the cash component of the transaction. The increase in market value of the remaining common share investment of $0.1 million for the twelve month period ended December 31, 2009 ($0.2 million decrease for the year ended December 31, 2008) has been included in interest and other expense on the statement of earnings.

3.    PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009	December 31, 2008
Petroleum and natural gas properties	$ 2,197,322	$ 2,051,890
Asset retirement costs	160,143	154,720
Corporate assets	4,854	4,205
	2,362,319	2,210,815
Accumulated depletion and depreciation	(1,440,614)	(1,256,662)
	$ 921,705	$ 954,153

Property, plant and equipment costs at December 31, 2009 included $120.5 million (December 31, 2008 - $126.8 million) currently not subject to depletion and $73.4 million (2008 - $26.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the year, the Trust had two non-core asset dispositions which resulted in the recording of a total of $8.5 million on gains of sale of property, plant and equipment. The Trust also recorded a write-down to property, plant and equipment in the amount of $5.0 million as a result of prescribed successful efforts impairment tests related to certain non-core assets in southern Alberta. This write-down was included in depletion, depreciation and accretion expense.

4.    ACQUISITIONS

On June 30, 2009, pursuant to a takeover offer announced on March 31, 2009, the conversion of previously issued special warrants and open market purchases, PET acquired 67.3 percent of the outstanding common shares and thereby gained control of Profound Energy Inc. (“Profound”). On August 13, 2009, PET completed the second stage of the announced transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases and $14.2 million for the tendered shares on June 30, 2009 and August 13, 2009, and $3.3 million of acquisition costs for a total of $27.5 million. In addition, PET issued 10,025,990 Trust Units to Profound shareholders valued at $32.2 million, using PET’s weighted average Unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit. The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, using a combination of fair values of the acquired assets and assumed liabilities at both June 30, 2009 and August 13, 2009.

Cash consideration	$ 24,221
Trust Units issued	32,184
Acquisition costs	3,315
Total consideration	$ 59,720

Property, plant and equipment	$ 100,307
Future tax asset	16,456
Accounts receivable	5,805
Financial instruments	814
Accounts payable and accrued liabilities	(6,665)
Bank debt	(52,449)
Asset retirement obligation	(4,548)
Net assets acquired	$ 59,720

5.    NON-CONTROLLING INTEREST

PET has a 93 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining seven percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2008	$ 1,871
Non-controlling interest	(392)
Balance at December 31, 2009	$ 1,479

(1)

PET had a non-controlling interest in Profound (note 4) between June 30, 2009, when 67.3 percent was acquired and August 13, 2009, when PET acquired the remaining ownership interest. The non-controlling interest share of Profound’s net loss of $447 for this period was included in the purchase price equation for the remaining ownership interest and eliminated from the carrying value of the non-controlling interest on the Trust’s balance sheet.

6.    BANK DEBT

At December 31, 2009, PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”) with a borrowing base of $360 million consisting of a demand loan of $345 million and a working capital facility of $15 million. The revolving nature of the facility expires on May 24th, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $13.0 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, distributions would be restricted until such time that borrowings were once again below the borrowing base. At December 31, 2009, PET had $262.4 million drawn on the credit facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at December 31, 2009 was 3.8 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank in the amount of $10 million. The facility has been renewed to April 30, 2010. At December 31, 2009 Severo had $7.6 million drawn on the facility. The effective interest rate on Severo outstanding amounts at December 31, 2009 was 4.0 percent.

7.    CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit. During the year ended December 31, 2009, nil 6.5% Convertible Debentures were converted into Trust Units.

During 2009, PET amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

  The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

  The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

  The conversion price was reduced to $7.50 per Trust Unit.

  The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of PET including the Credit Facility. The Trust incurred $1.0 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the year ended December 31, 2009, nil 6.25% Convertible Debentures were converted into Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) matured and were paid out in cash on September
30, 2009.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity. The debt component has been measured based on amortized cost.

	8% Series	6.25% Series	7.25% Series	6.5% Series	Total
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135
Accretion of non-cash equity component	-	116	731	499	1,346
Amortization of debenture issue fees	47	443	865	601	1,956
Converted into Trust Units	-	-	-	(71)	(71)
Short term balance, December 31, 2008	$ 5,848	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	$ 221,518
Accretion of non-cash equity component	-	117	745	501	1,363
Amortization of debenture issue fees	18	441	822	598	1,879
Issue fees for amended debentures	-	-	(1,036)	-	(1,036)
Equity component of amended debentures	-	-	(3,509)	-	(3,509)
Repayment of principal on maturity	(5,866)	-	-	-	(5,866)
Short term balance, December 31, 2009	$ -	$ 55,271	$ -	$ -	$ 55,271
Long term balance, December 31, 2009	$ -	$ -	$ 92,999	$ 71,927	$ 164,926
Market value, December 31, 2009	$ -	$ 55,271	$ 104,971	$ 74,925	$ 235,167
Principal amount of debentures outstanding, December 31, 2009	-	55,271	99,972	74,925	230,168

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2007	$ 7,338
Converted into Trust Units	(3)
Balance, as at December 31, 2008	7,335
Equity component of amended debentures	3,509
Balance, as at December 31, 2009	$ 10,844

8.    UNITHOLDERS’ CAPITAL

a)

Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)

Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

Trust Units	Number of Units	Amount
Balance, December 31, 2007	109,557,418	$ 1,083,250
Units issued pursuant to Unit Incentive Plan	75,000	662
Units issued pursuant to Bonus Rights Plan	65,491	914
Units issued pursuant to Distribution Reinvestment Plan	3,264,593	23,563
Units issued pursuant to conversion of debentures	5,281	75
Issue costs on convertible debentures converted to Trust Units	-	(2)
Trust Unit issue costs	-	(9)
Balance, December 31, 2008	112,967,783	$ 1,108,453
Units issued pursuant to Unit Incentive Plan	136,125	1,139
Units issued pursuant to Bonus Rights Plan	60,121	303
Units issued pursuant to Distribution Reinvestment Plan	2,895,519	13,547
Units issued pursuant to Optional Cash Payments	138,200	620
Units issued pursuant to Profound acquisition (note 4)	10,025,990	32,184
Trust Unit redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	$ 1,156,245

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2009 - 118,180,832; 2008 – 111,472,580). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted earnings per Trust Unit for the year ended December 31, 2009, 1,085,320 net Trust Units were added to the weighted average number of Trust Units outstanding (2008 –1,346,704) for the dilutive effect of incentive rights and convertible debentures. In computing diluted earnings per Trust Unit 3,621,225 incentive rights were excluded as the exercise and conversion prices were out of the money at December 31, 2009 (2008 – 3,704,625 incentive rights). In addition, 21,462,391 potentially issuable Trust Units through Convertible Debentures (see note 7), were excluded as these instruments were anti-dilutive (2008 -12,746,394 potentially issuable Trust Units through Convertible Debentures were excluded).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month. Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET (“Notes”) to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness. Subject to prepayment, the Notes will be due and payable five years after issuance.

e)

Premium Distribution Reinvestment Plan

Commencing with the September 2009 distribution, PET adopted a Premium Distribution™ and Distribution Reinvestment Plan (the “Premium DRIP Plan”). This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the “Original Plan”). The primary differences between the Premium DRIP Plan and the Original Plan are the addition of the Premium Distribution component under the Premium DRIP Plan and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP Plan allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP Plan, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date. Participants in the distribution reinvestment component of the Premium DRIP Plan will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Unitholders to otherwise elect, under the Premium Distribution component of the Premium DRIP Plan, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date. In the event that eligible Unitholders elect to participate in the Premium Distribution component of the Premium DRIP Plan, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

9.    INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator’s Board of Directors to grant non transferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET’s long-term performance and distributions. The Administrator’s Board of Directors administers the Unit Incentive Plan and determines participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (“Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The exercise price of the Incentive Rights (“Exercise Price”) is, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant. The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit. The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units. During the year ended December 31, 2009, the Trust recorded $7.5 million in Trust Unit compensation ($4.8 million for the year ended December 31, 2008).

At December 31, 2009, PET had 9.1 million Unit Incentive and Bonus Rights issued and outstanding relative to the 12.6 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 9 (b)). As at December 31, 2009, 1,614,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (1,861,500 as of December 31, 2008).

During the year, the Board of Directors approved the cancellation of 2,512,375 Incentive Rights and as a result, $2.1 million was included in Trust Unit based compensation expense.

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2009	2008
Distribution yield (%)	0.0	0.0
Expected volatility (%)	45.4 – 51.6	30.0 – 42.5
Risk-free interest rate (%)	1.56 – 2.34	1.65 – 3.46
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 1.81	$ 2.18

Incentive Rights	Average exercise price	Incentive rights
Balance, December 31, 2007	$ 11.02	6,690,875
Granted	7.11	1,024,000
Exercised	4.42	(75,000)
Forfeited	7.91	(213,375)
Balance, December 31, 2008	10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	$ 4.72	8,861,850

The following summarizes information about Incentive Rights outstanding at December 31, 2009:

Range of exercise prices	Number outstanding at December 31, 2009	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at December 31, 2009	Weighted average exercise price/Incentive Right
$2.81 - $4.49	5,240,625	3.6	$ 3.83	1,216,000	$ 3.92
$4.50 - $6.99	2,794,850	4.5	5.08	243,000	5.63
$7.00 - $8.99	221,000	2.9	7.87	83,750	7.69
$9.00 - $11.01	605,375	2.4	9.68	71,750	11.18
Total	8,861,850	3.8	$ 4.72	1,614,500	$ 4.70

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2007	$ 8,446
Trust Unit-based compensation expense	5,671
Transfer to Unitholders’ capital on exercise of Incentive Rights	(330)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(914)
Balance, as at December 31, 2008	12,873
Trust Unit-based compensation expense	7,481
Transfer to Unitholders’ capital on exercise of Incentive Rights	(581)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	$ 19,470

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested Units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment Plan (the “Premium DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2009, $0.9 million in compensation expense was recorded in respect of the Bonus Rights granted (December 31, 2008 – $0.9 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan:

Bonus Rights
Balance, December 31, 2007	93,419
Granted	110,315
Exercised	(65,491)
Forfeited	(1,174)
Additional grants for accrued distributions	24,781
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued distributions	37,425
Balance, December 31, 2009	288,629

10.    ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, excluding salvage values, and the estimated timing of the costs to be incurred in future periods. PET has estimated the net present value of its total asset retirement obligations to be $194.6 million as at December 31, 2009 based on an undiscounted total future liability of $343.7 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020. PET used an average credit adjusted risk free rate of 7 percent (8 percent in 2008) to calculate the present value of the asset retirement obligation. During 2009, the Trust increased its estimate of future facility abandonment costs, resulting in an increase in the asset retirement obligation of $3.2 million with a corresponding increase to property, plant and equipment. The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2009	December 31, 2008
Obligation, beginning of year	$ 179,723	$ 194,132
Obligations incurred	1,808	3,523
Obligations acquired	7,817	-
Obligations disposed	(8,016)	(4,695)
Revisions to estimates	3,233	(21,915)
Expenditures for obligations during the period	(3,715)	(5,226)
Accretion expense	13,738	13,904
	$ 194,588	$ 179,723

11.    FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

  Credit risk

  Liquidity risk

  Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included in these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Trust manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure. The Trust’s allowance for doubtful accounts as at December 31, 2009 is $4.6 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $8.7 million as at December 31, 2009. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $2.3 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 6. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2009:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$ 41,722	$ 41,722	$ -	$ -	$ -
Distributions payable	6,311	6,311	-	-	-
Current bank debt – principal	7,569	7,569	-	-	-
Long term bank debt – principal	262,393	-	262,393	-	-
Convertible debentures – principal (1)	230,168	55,271	-	74,925	99,972
Total	$ 548,163	$ 110,873	$ 262,393	$ 74,925	$ 99,972

(1)

Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt (1)	$ 15,739	$ 11,264	$ 4,475	$ -	$ -
Interest on convertible debentures (2)	50,747	13,846	12,118	24,179	604
Total	$ 66,486	$ 25,110	$ 16,593	$ 24,179	$ 604

(1)

Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2009 effective interest rate of 3.8% and assuming a constant debt level equivalent to the balance at December 31, 2009.

(2)

Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at December 31, 2009, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the year ended December 31, 2009, forward physical gas fixed-price sales contracts resulted in realized gains of $0.9 million that have been included in oil and natural gas revenue ($2.4 million loss for the year ended December 31, 2008). In order to calculate these realized gains, PET compares the fixed price received to the AECO Monthly Index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for the year ended December 31, 2009 were $166.3 million (realized losses of $1.3 million for the year ended December 31, 2008). Of the total realized gains on financial instruments, included in earnings for the year ended December 31, 2009, $101.4 million was recorded as a result of settlement of contracts prior to maturity ($13.0 million for the year ended December 31, 2008).

Natural gas commodity contracts

At December 31, 2009 the Trust had entered into forward gas sales arrangements at AECO as follows:

			Price ($/GJ)
Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Fixed	Floor	Ceiling	Term
Financial	sold	40,000	$ 4.883			January 2010
Financial	bought	(17,500)	$ 4.802			January 2010
Physical	bought	(25,000)	$ 5.410			January 2010
Financial	sold	1,000		$ 5.00	$ 7.55	January 2010–March 2010
Financial	sold	32,500	$ 5.292			January 2010–March 2010
Financial	bought	(2,500)	$ 4.845			January 2010–March 2010
Financial	sold	95,000	$ 7.219			April 2010 – October 2010
Financial	sold	102,500	$ 7.760			November 2010 – March 2011
Financial	bought	(5,000)	$ 6.385			November 2010 – March 2011
Physical	sold	10,000	$ 7.745			November 2010 – March 2011
Financial	sold	32,500	$ 6.302			April 2011 – October 2011
Financial	sold	89,679	$ 6.777			January 2013 – March 2013

The Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods. In return for this option the counterparties paid $5.7 million in upfront premiums during 2009 ($3.4 million during 2008). Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Trust’s cash flow provided by operating activities. Mark-to-market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings and in the financial instrument asset (liability) on the Trust’s balance sheet.

			Price ($/GJ)
Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Fixed	Floor	Ceiling	Term
Financial	sold	6,000	-	-	$ 8.342	January 2010 – March 2010
Financial	sold	20,000	-	-	$ 7.250	January 2010 – December 2010
Financial	sold	15,000	-	-	$ 7.083	April 2010 – October 2010
Financial	sold	32,500	-	-	$ 8.000	November 2010 – March 2011

At December 31, 2009 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	45,000	$ 4.766	January 2010
Financial	bought	(25,000)	$ 4.943	January 2010
Financial	bought	(20,000)	$ 5.844	February 2010

At December 31, 2009 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	25,000	$ (0.684)	January 2010 – March 2010
Financial	bought	(25,000)	$ (0.805)	January 2010 – March 2010
Physical	sold	30,000	$ (0.673)	January 2010 – March 2010
Financial	sold	15,000	$ (0.710)	February 2010 – March 2010
Financial	sold	5,000	$ (0.770)	April 2010 – October 2010
Financial	bought	(5,000)	$ (0.810)	April 2010 – October 2010
Physical	sold	17,500	$ (0.445)	April 2010 – October 2010
Physical	bought	(17,500)	$ (0.731)	April 2010 – October 2010
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	15,000	$ (0.547)	April 2011 – October 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011

The following table reconciles the Trust’s financial instrument assets and liabilities as at December 31, 2009:

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2008	$ 45,262	$ 13,406	$ 58,668
Unrealized gain on financial instruments	76	7,761	7,837
Acquired from Profound	814	-	814
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319

Commodity price sensitivity analysis

As at December 31, 2009, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $13.6 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Trust’s financial instruments on earnings.

Mark-to-market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at December 31, 2009.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Trust’s future distributions and capital investments.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2009.

Interest rate sensitivity analysis

For period three months ended December 31, 2009, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease) increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Trust’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include Unitholders’ capital, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Trust may from time to time issue Units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remained unchanged in 2009 from prior reporting periods.

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the year ended December 31, 2009:

Net debt ($ thousands)	December 31, 2009
Bank debt, long-term	$ 262,393
Convertible debentures, measured at principal amount	230,168
Working capital deficiency (surplus) (2)	8,450
Net debt	501,011
Cash flow provided by operating activities	228,352
Exploration costs (3)	6,402
Expenditures on asset retirement obligations	3,715
Gas over bitumen royalty adjustments not yet received	5,138
Changes in non-cash operating working capital	(12,260)
Annual funds flow (1)	$ 231,347
Net debt to annual funds flow ratio (times) (1)	2.2

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with
                 GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of the convertible debentures.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at December 31, 2009, the Trust’s ratio of net debt to annual funds flow was 2.2 to 1. This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, distributions, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Trust’s Unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at December 31, 2009.

The capital structure at December 31, 2009 was as follows:

Net debt	$ 501,011
Total equity (net of deficit) (1)	253,879
Non-controlling interest	1,479
Total capital at December 31, 2009	$ 756,369

(1)

As at December 31, 2009 the closing market price of Paramount Energy Trust’s Units was $5.22.

Fair value of financial instruments

The Trust’s financial instruments as at December 31, 2009 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Distributions payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short terms to maturity.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

12.    COMMITMENTS

a)

Operating Leases

As of December 31, 2009, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating Leases
2010	2,647
2011	2,389
2012	2,376
2013	2,010
After 2014	8,439
Total commitment	17,861

b)

Pipeline Commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2009, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2010	6,408
2011	3,665
2012	2,154
2013	1,430
After 2014	1,554
Total commitment	15,211

13.    FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2009	2008
Earnings before income taxes, including non-controlling interest	$ 15,439	$ 46,871
Less non-taxable earnings of the Trust	19,520	44,203
Income (loss) for tax purposes	(4,081)	2,668
Combined federal and provincial tax rate (%)	29.0%	29.83
Computed income tax expense (reduction)	(1,182)	796
Increase (decrease) in income taxes resulting from:
Other	3	(1,846)
Valuation allowance	2,467	(20,133)
Change in tax rate	(917)	37,269
	$ 371	$ 16,086

In 2007, Income Trust tax legislation was passed resulting in a two-tiered tax structure subjecting distributions to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011. On March 4, 2009 legislation was passed providing that the provincial component of the tax on PET is to be calculated based on the general provincial rate in each province in which PET has a permanent establishment. This is the same way that a corporation would calculate its provincial tax rate. The provincial component of the tax was substantively enacted as of December 31, 2009 but was not substantively enacted as of December 31, 2008.

The components of the Trust’s and its subsidiaries’ future income tax liabilities at December 31 are as follows:

	2009	2008
Oil and natural gas properties	$ 40,230	$ 57,405
Asset retirement obligations	(48,730)	(50,067)
Non-capital losses	(31,122)	(13,033)
Valuation allowance	64,253	50,886
Capital losses	(29,128)	(28,102)
Other	4,497	(1,003)
	$ -	$ 16,086

The petroleum and natural gas properties and facilities owned by the Trust and its subsidiaries have an approximate tax basis of $778 million ($696 million in 2008) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $134 million ($93 million in 2008) that expire in the years 2010 through 2029.

14.    GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to PET in cash, but are a deduction from the Trust’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009, the Trust’s net Crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of December 31, 2009 PET has accumulated $5.1 million (nil in 2008) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Trust’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009	$ 77,167

In 2009, PET disposed of certain shut-in gas wells in the gas over bitumen area for proceeds of $1.5 million, recording $ nil gain/loss on sale of property, plant and equipment. As part of the disposition agreement the ownership of the natural gas reserves was transferred to the buyer and as such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility, nor does the Trust retain the right to future gas over bitumen royalty adjustments. As a result of this disposition, the gas over bitumen royalty adjustments received to the date of the disposition by the Trust, for the affected wells, are now considered revenue since they will not be repaid to the Crown. As a result the Trust reclassified $1.2 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

DIRECTORS

Clayton H. Riddell
Executive Chairman

Susan L. Riddell Rose
President, Chief Executive Officer and Director (4)

Karen A. Genoway
Director (2) (3) (5)

Randall E. (Randy) Johnson
Director (1) (3) (5)

Robert A. Maitland
Director  (1) (3) (5)

Donald J. Nelson
Director  (2) (4)

John W. (Jack) Peltier
Director  (1) (2) (4)

Howard R. Ward
Director  (3) (4) (5)

(1) Member of Audit Committee

(2) Member of Reserves Committee

(3) Member of Corporate Governance

(4) Member of Environmental, Health & Safety Committee

(5) Member of Compensation Committee

OFFICERS

Susan L. Riddell Rose
President, Chief Executive Officer and Director

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Jeffrey R. Green
Vice President, Production Operations

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Engineering Execution

Marcello M. Rapini
Vice President, Marketing

Roderick (Rick) P. Warters
Vice President, New Ventures and Geoscience

J. Christopher Strong
Corporate Secretary, Corporate Counsel

TRUST INFORMATION

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

The Toronto-Dominion Bank

National Bank of Canada

ATB Financial

RESERVE EVALUATION CONSULTANTS

McDaniel & Associates Consultants Ltd.

TRUSTEE REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

Toronto Stock Exchange (“TSX”)

Trust Units PMT.UN

Convertible Debentures PMT.DB.A, PMT.DB.C, PMT.DB.D

HEAD OFFICE

3200, 605 – 5 Avenue SW
Calgary, Alberta, Canada  T2P 3H5

Phone

403.269.4400

Toll free

800.811.5522

Fax

403.269.4444

E-mail

info@paramountenergy.com

Website

www.paramountenergy.com

ANNUAL MEETING

Unitholders are cordially invited to attend the
Annual General and Special Meeting
to be held June 17, 2010 at 9:00 a.m.

Calgary Petroleum Club
Devonian Room
319 5th Avenue SW
Calgary, Alberta, Canada

Forward-Looking Information

Certain information regarding PET in this report including management’s assessment of future plans and operations may constitute forward-looking statements or forward-looking information (collectively, “forward-looking information”) under applicable securities laws. The forward-looking information includes, without limitation, statements regarding the timing of and approvals required for conversion to a corporation; the anticipated benefits of the proposed corporate conversion; the anticipated dividend payment and amount thereof contemplated to be paid upon completion of the proposed corporate conversion; forecast drilling prospects, completions, production, operations, future reserves, funds flows, and the risks associated therewith; planned drilling and development and the results thereof. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this report, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this report. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009, which is included as part of this report, and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET’s website (www.paramountenergy.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Further, readers are explicitly referred to the section in the included MD&A entitled “FORWARD-LOOKING INFORMATION”. Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.